FORM OF UNDERWRITING AGREEMENT

THIS AGREEMENT is made on March [4], 2003

AMONG:

(1)   **TELKOM SA LIMITED**, a public limited liability company incorporated under the laws of the Republic of South Africa whose registered office is at Telkom Towers North, 152 Proes Street, Pretoria 0002, The Republic of South Africa (the *Company*);

(2)   **THE GOVERNMENT OF THE REPUBLIC OF SOUTH AFRICA,** represented by the Minister for Communications, in its capacity as a shareholder of the Company (the *Selling Shareholder*); and

(3)   **DEUTSCHE BANK AG LONDON** and **J.P. MORGAN SECURITIES LTD.** (the *Joint Global Co-ordinators*) and the other Underwriters named in Schedule 1 hereto (together the *Underwriters*, and each, an *Underwriter*).

WHEREAS:

(A) The Selling Shareholder proposes to sell the US and Institutional Firm Shares and the Default Shares (if any) pursuant to the terms and conditions of this Agreement in a global offering consisting of (i) a retail offering in the Republic of South Africa of Shares, in the form of Shares (a) targeted to South African historically disadvantaged individuals and groups (the *Khulisa Offering*) and (b) to South African retail investors (the *General Retail Offering*, and together with the Khulisa Offering, the *South African Retail Offering*); (ii) an offering of Shares to retail and institutional investors in the United States in the form of Shares or ADSs (the *US Offering*); and (iii) an offering of Shares to institutional investors outside the United States, including institutional investors in the Republic of South Africa, in the form of Shares or ADSs (the *Institutional Offering*, and together with the South African Retail Offering and the US Offering, the *Offering*).

(B) The Selling Shareholder proposes to grant the Joint Global Co-ordinators an option exercisable once, in whole or in part, on behalf of the Underwriters, on or before 30 days following the date of this Agreement to purchase, pursuant to the terms and conditions of this Agreement, up to [●] Additional Shares (either in the form of Shares or ADSs as so elected by the Joint Global Co-ordinators) solely to cover over-allotments, if any.

(C) The Company has filed with the Commission the Registration Statement, relating to the Offering Shares, and the ADS Registration Statement, relating to the ADSs.

(D) The JSE Prospectus and the Summary Prospectus have been registered by the Registrar of Companies.

(E) The Preliminary Prospectus and US Prospectus will be used in connection with the US Offering and the Institutional Offering, except for the offering to institutional investors in the Republic of South Africa, the JSE Prospectus will be used in connection with the offering to institutional investors in the Republic of South Africa and the South African Retail Offering and a Summary Prospectus will be used, together with the JSE Prospectus, in connection with the South African Retail Offering.

(F) Deutsche Securities SA (Pty) Limited and J.P. Morgan Equities Limited have entered into a Sponsors' Mandate Agreement with the Company.

(G) The Underwriters are simultaneously entering into an Agreement Among Underwriters, which provides, among other things, that Deutsche Bank AG London and J.P. Morgan Securities Ltd. shall act as the Joint Global Co-ordinators for the Offering.

IT IS AGREED as follows:

1.   **INTERPRETATION**

1.1   In this Agreement (including the Recitals and Schedules):

Additional Shares means up to [●] Shares in the form of Shares or ADSs that are the subject of the over-allotment option granted by the Selling Shareholder to the Joint Global Co-ordinators on behalf of the Underwriters under subclause 2(a);

ADRs means American Depositary Receipts issued by the Depositary and evidencing the ADSs;

ADSs means American Depositary Shares, each representing four Shares;

ADS Purchase Price means $[●] per ADS;

ADS Registration Statement means the registration statement on Form F-6 (Registration No. 333-102826) relating to the ADSs, as amended at the time it was declared effective by the Commission, including the exhibits thereto;

affiliate has the meaning given to it by Rule 405 under the Securities Act;

Business Day means any day other than a day on which banks are permitted or required to be, or are customarily closed in New York City, New York, U.S.A., London, England or Johannesburg, South Africa;

Commission means the United States Securities and Exchange Commission;

Company means Telkom SA Limited;

Companies Act means the South African Companies Act (Act 61 of 1973), as amended;

Default General Retail Shares means, subject to the provisions in clause 2(d), the General Retail Shares with respect to which the Joint Global Co-ordinators shall have received a Default Notice;

Default Notice means notice or notices from the Selling Shareholder to the Joint Global Co-ordinators, on behalf of the Underwriters, setting forth the value of checks for the payment of the Purchase Price for any General Retail Shares and/or Khulisa Shares that have not cleared, which notice or notices shall be delivered to the Joint Global Co-ordinators at the end of each five Business Days period following the First Closing Date in respect of any General Retail or Khulisa Shares the payment for which has defaulted within the preceding five Business Days period, but in any event, not later than 30 days after the First Closing Date;

Default Khulisa Shares means, subject to the provisions in clause 2(d), the Khulisa Shares with respect to which the Joint Global Co-ordinators shall have received a Default Notice;

Default Shares means the Default General Retail Shares and the Default Khulisa Shares;

Deposit Agreement means the deposit agreement among the Company, the Depositary and the registered holders and beneficial owners from time to time of the ADRs issued thereunder by the Depositary;

Depositary means The Bank of New York, as depositary under the Deposit Agreement;

DTC means The Depository Trust Company;

Exchange Act means the United States Securities Exchange Act of 1934, as amended;

Existing Shareholders' Agreement means the Shareholders' Agreement dated May 14, 1997, as amended, among the Minister for Posts, Communications and Broadcasting of the Government of the Republic of South Africa, acting under authority of the Government of the Republic of South Africa in its capacity as a Shareholder of the Company, Thintana Communications LLC and the Company, which agreement will be terminated in its entirety and superceded by the Shareholders' Agreement effective upon the fulfillment of the conditions set forth in the Shareholders' Agreement;

First Closing Date means, subject to the provisions in clause 3, March [7], 2003;

General Retail Shares means the Shares, in the form of Shares, that are the subject of the General Retail Offering;

General Retail Offering has the meaning given in Recital (A);

General Retail Purchase Price means R[•] per Share;

Government Information means information furnished to the Company in writing by the Selling Shareholder expressly for use in the Registration Statement, the Preliminary Prospectus, the US Prospectus or JSE Prospectus, as specified in Schedule 2 hereto;

Group means the Company and its Subsidiaries, taken as a whole; provided, however, that for purposes of determining the positive or negative impact on the Group resulting from the Significant Subsidiary and for purposes of determining whether a Material Adverse Effect or material adverse change or development involving a prospective material adverse change has occurred, only the Company's 50% interest in the impact and only the Company's 50% interest in the Significant Subsidiary shall be included;

IAS means International Accounting Standards;

Institutional Offering has the meaning given to it in Recital (A);

Involved Affiliate means the affiliates of the Underwriters set forth in Schedule 3 hereto;

Joint Global Co-ordinators means Deutsche Bank AG London and J.P. Morgan Securities Ltd.;

JSE means the JSE Securities Exchange, South Africa;

JSE Listing Date means the date on which the Shares are first admitted by the JSE to the list it maintains of companies admitted to listing;

JSE Listings Requirements means the Listings Requirements published by the JSE;

JSE Prospectus means the prospectus dated January 24, 2003, and registered by the Registrar of Companies in terms of the Companies Act on January 29, 2003, used in connection with the offering to institutional investors in the Republic of South Africa and to retail investors in connection with the South African Retail Offering;

Khulisa Shares means the Shares, in the form of Shares, that are the subject of the Khulisa Offering;

Khulisa Offering has the meaning given in Recital (A);

Khulisa Purchase Price means R[●] per Share;

Material Adverse Effect means a material adverse effect on the condition (financial or otherwise) of the business, properties, management, shareholders' equity or results of operations of the Group;

Memorandum and Articles of Association means the memorandum and articles of association of the Company adopted by the Company at a general meeting held on January 16, 2003 and that will become effective, subject to the terms of the Shareholders' Agreement, on the JSE Listing Date;

Offering has the meaning given to it in Recital (A);

Offering Shares means the US and Institutional Firm Shares, General Retail Shares (including the Default General Retail Shares, if any), Khulisa Shares (including the Default Khulisa Shares, if any) and the Additional Shares ;

Preliminary Prospectus means the US Prospectus, in preliminary form, dated January 30, 2003, that is used in connection with the US and Institutional Offerings, except for the offering to institutional investors in the Republic of South Africa, which omits information at the time the Registration Statement becomes effective but that is deemed to be part of such Registration Statement at the time it becomes effective pursuant to paragraph (b) of Rule 430A under the Securities Act and included in the Registration Statement, as the same may be amended or supplemented;

Prospectuses means collectively the US Prospectus and the JSE Prospectus;

Purchase Price means the Khulisa Purchase Price, General Retail Purchase Price, US and Institutional Purchase Price or the ADS Purchase Price;

Rand and ***R*** mean the lawful currency for the time being of the Republic of South Africa;

Registrar of Companies means the Registrar of Companies, Pretoria appointed in terms of section 7 of the Companies Act and responsible for registering the JSE Prospectus and the Summary Prospectus;

Registration Statement means the registration statement prepared by the Company on Form F-1 (File No. 333-102834) with respect to the Shares registered under the Securities Act for sale in the US Offering, as amended at the time it became effective, including the exhibits thereto and the information (if any) deemed to be part of the registration statement at the time of effectiveness pursuant to Rule 430A under the Securities Act. If the Company has filed an abbreviated registration statement to register additional Shares pursuant to Rule 462(b) under the Securities Act, then any reference herein to the term "Registration Statement" shall be deemed to include such abbreviated registration statement;

Sale Shares means the US and Institutional Firm Shares, the Default Shares and any Additional Shares to be sold pursuant to the over-allotment option granted to the Joint Global Co-ordinators on behalf of the Underwriters;

Securities Act means the United States Securities Act of 1933, as amended;

Selling Affiliate means any affiliate of an Underwriter involved in the sale of the Sale Shares in connection with the Offering;

Selling Shareholder means the Government of the Republic of South Africa, represented by the Minister for Communications, in its capacity as a shareholder of the Company;

Shareholders' Agreement means the agreement between the Selling Shareholder and Thintana Communications LLC, dated January 16, 2003, relating to their shareholding in the Company;

Shares means ordinary shares with par value of R10.00 (ten Rands) each in the share capital of the Company;

Significant Subsidiary means Vodacom Group (Proprietary) Limited;

South African Law Governed Provisions has the meaning given to it in clause 14.2 hereof;

South African Retail Offering has the meaning given in Recital (A);

South African Retail Offering Documents means the Summary Prospectus and the other documents listed in Schedule 4 hereto;

Sponsors' Mandate Agreement means the Sponsors' Mandate Agreement, dated [●], 2003, among the Company, Deutsche Securities SA (Pty) Limited and J.P. Morgan Equities Limited;

Stock Loan Agreement means the stock loan agreement dated as of the date hereof, between the Selling Shareholder and Deutsche Securities SA (Pty) Limited;

STRATE means Shares Transactions Totally Electronic Limited;

Subsequent Closing Date has the meaning given to it in clause 3.2;

Subsidiary means the companies listed on Schedule 5 hereto;

Summary Prospectus means the summary prospectus registered by the Registrar of Companies in terms of the Companies Act on January 29, 2003, used in connection with the South African Retail Offering;

Taxes means any income, capital gains, withholding, value added, stamp, transfer or other tax or duty;

Underwriter means each of the several Underwriters listed on Schedule 1 hereto;

Underwriter Information means information furnished to the Company in writing by any Underwriter through the Joint Global Co-ordinators expressly for use in the Registration Statement, the Preliminary Prospectus or the Prospectuses as specified in Schedule 6 hereto;

US Offering has the meaning given in Recital (A);

US Prospectus means the prospectus, in final form, as amended or supplemented, to be used in connection with the US and Institutional Offerings, except for the offering to institutional investors in South Africa;

US and Institutional Firm Shares means [●] Shares, in the form of Shares or ADSs, that are the subject of the US Offering and Institutional Offering;

US and Institutional Purchase Price means R[●] per Share and $[●] per ADS;

UST means uncertificated securities tax.

1.2   In this agreement:

(a)   references to a person include a natural person, partnership, corporation, limited liability company, unincorporated organization, association, joint-stock company, trust, joint venture, government, or any agency or political subdivision thereof, or any other entity;

(b)   references to a party to this agreement include references to the successors or permitted assigns (immediate or otherwise) of that party; and

(c)   a definition which includes a substantive provision shall have substantive effect.

1.3   The sub clauses above apply unless the contrary intention appears.

1.4   The headings herein are included for convenience of reference only and are not intended to be part of, or to affect the meaning or interpretation of the Agreement.

2.   UNDERWRITING

Subject to the terms and conditions of this Agreement:

(a)   the Selling Shareholder agrees to sell the US and Institutional Firm Shares, the Default Shares (if any) and, upon exercise of the option described below, the Additional Shares, to the several Underwriters listed in Schedule 1 hereto or to purchasers procured by the Underwriters (either in the form of Shares or ADSs as so elected by the Joint Global Co-ordinators);

(b)   the Selling Shareholder grants the Joint Global Co-ordinators an option exercisable once, in whole or in part, on behalf of the Underwriters, on or before, 30 days following the date of this Agreement to purchase, or to procure purchasers for, up to [●] Additional Shares (either in the form of Shares or ADSs as so elected by the Joint Global Co-ordinators), solely to cover over-allotments, if any, upon notice to the Selling Shareholder and the Company from the Joint Global Co-ordinators on behalf of the Underwriters given at least two full Business Days prior to the date of delivery of the Additional Shares as specified therein in the form of notice attached hereto in Schedule 7; provided that such date of delivery of the Additional Shares shall not be before the First Closing Date nor later than the fifth Business Day after such notice;

(c)   each Underwriter, severally and not jointly, agrees, upon the basis of the representations, warranties and agreements contained herein, and subject to the conditions stated in clause 9 hereof, to procure purchasers for, or, failing that, to purchase the number of US and Institutional Firm Shares set out against its name in Schedule 1 hereto, at the US and Institutional Purchase Price less the commissions specified in clause 5 below and those expenses specified in clause 6 below that have not been paid prior to the First Closing Date;

(d)   each Underwriter, severally and not jointly, agrees, upon the basis of the representations, warranties and agreements contained herein, and subject to the conditions stated in clause 9 hereof, to procure purchasers for, or, failing that, to purchase, the (i) Default General Retail Shares and (ii) Default Khulisa Shares, [at the respective Purchase Prices for such Shares,] to the extent and only to the extent that the aggregate purchase price payable by the Underwriters pursuant to this clause 2(d) does not exceed three (3.0) percent of the aggregate applicable Purchase Price for all General Retail Shares and Khulisa Shares sold in the South African Retail Offering, less the commissions specified in clause 5 below. If any Default General Retail Shares or Default Khulisa Shares are to be purchased by the Underwriters pursuant to this clause 2(d), each Underwriter's underwriting commitment shall be increased by an amount representing such Underwriter's *pro rata* share of each of the Default General Retail Shares and Default Khulisa Shares required to be purchased pursuant to this clause 2(d), subject to such adjustments to eliminate any fractional Shares as the Joint Global Co-ordinators in their sole discretion shall make. For purposes of this clause 2(d), an Underwriter's *pro rata* share shall be in the same proportion as the number of US and Institutional Firm Shares covered by such Underwriter's commitment (as set forth in Schedule 1 hereto) bears to the aggregate number of US and Institutional Firm Shares subject to this Agreement.

(e)   in addition, the Selling Shareholder agrees to sell the Additional Shares to the Underwriters or to purchasers procured by the Underwriters as provided in this Agreement and the Underwriters, on the basis of the representations, warranties and agreements set forth herein and subject to the conditions stated in clause 9 hereof, shall have the option to procure purchasers for or to purchase, severally and not jointly, the Additional Shares at the respective Purchase Prices less the commissions specified in clause 5 below. If any Additional Shares are to be purchased, each Underwriter's underwriting commitment shall be increased by an amount representing the Underwriter's *pro rata* share of the Additional Shares required to be sold by the Selling Shareholder subject, however, to such adjustments to eliminate any fractional shares as the Joint Global Co-ordinators in their sole discretion shall make. For purposes of this clause 2(e), an Underwriter's *pro rata* share of the Additional Shares shall be in the same proportion as the number of US and Institutional Firm Shares covered by such Underwriter's underwriting commitment (as set forth in Schedule 1 hereto) bears to the aggregate number of US and Institutional Firm Shares subject to this Agreement.

3.   CLOSING

3.1   [The Selling Shareholder shall deposit [the global share certificate] on or before [March 4, 2003] in the Selling Shareholder's account with [Computershare] free from any liens, claims and encumbrances. The Selling Shareholder shall instruct [Computershare] to dematerialize the [global share certificate] on its behalf and to deposit the [global share certificate] on or before the Business Day immediately preceding the First Closing Date or the Subsequent Closing Date (if any), as the case may be, with [•].

3.2   Payment for the US and Institutional Firm Shares, less the commissions specified in clause 5 below and those expenses specified in clause 6 below that have not been paid prior to the First Closing Date, shall be made by wire transfer in immediately available funds, in Rand in the case of US and Institutional Firm Shares that are delivered in the form of Shares and in US dollars in the case of US and Institutional Firm Shares that are delivered in the form of ADSs, in each case, to the account or accounts specified by the Selling Shareholder to the Joint Global Co-ordinators at [●] on March [7], 2003, or at such other time or place on the same or such other date, not later than the fifth Business Day thereafter, as the Joint Global Co-ordinators and the Selling Shareholder may agree upon in writing. Payment for the Additional Shares (if any), less the commissions specified in clause 5, shall be made by wire transfer in immediately available funds, in Rand in the case of Additional Shares that are delivered in the form of Shares and in US dollars in the case of Additional Shares (if any) that are delivered in the form of ADSs, in each case, to the account or accounts specified by the Selling Shareholder on the date and at the time and place specified by the Joint Global Co-ordinators in the written notice of the Underwriters' election to purchase, or to procure purchasers for, such Additional Shares pursuant to the terms of this Agreement. The time and date of such payment for the US and Institutional Firm Shares is referred to herein as the "First Closing Date" and the time and date for such payment for the Additional Shares, if other than the First Closing Date, is herein referred to as the "Subsequent Closing Date."

3.3   Payment for the US and Institutional Firm Shares on the First Closing Date or for the Additional Shares (if any) on the First or Subsequent Closing Date (if any), as the case may be, shall be made against delivery to the Joint Global Co-ordinators for the respective accounts of the several Underwriters, or to the respective accounts of the purchasers procured by the Underwriters, of the US and Institutional Firm Shares and Additional Shares to be purchased on such date in electronic dematerialized form through STRATE registered in such names and in such denominations as the Joint Global Co-ordinators shall request in writing not later than two full Business Days prior to the First Closing Date or the Subsequent Closing Date (if any), as the case may be.

3.4   Delivery of the US and Institutional Firm Shares and Additional Shares (if any) which are to be delivered in the form of ADSs shall be made by delivery by the Selling Shareholder of the US and Institutional Firm Shares and Additional Shares represented by such ADSs by book-entry credit to the account of the Depositary or its nominee on STRATE and the ADRs evidencing such ADSs shall be delivered on behalf of the Selling Shareholder to [●], for the accounts of the several Underwriters or purchasers procured by them, through the facilities of DTC. The ADRs evidencing the ADSs delivered to the Underwriters pursuant to this clause 3 shall be registered in such names and in such denominations as the Joint Global Co-ordinators shall request in writing not later than two full Business Days prior to the First Closing Date or the Subsequent Closing Date (if any), as the case may be.

3.5   Payment for the Default General Retail Shares and Default Khulisa Shares referred to in clause 2(d) above, shall be made against delivery to the Joint Global Co-ordinators for the respective accounts of the several Underwriters, or to the respective accounts of the purchasers procured by the Underwriters, of the Default General Retail Shares and Default Khulisa Shares to be purchased pursuant to clause 2(d) above. Delivery shall be made in electronic dematerialized form through STRATE, registered in such names and in such denominations as the Joint Global Co-ordinators shall request in writing not later than two full Business Days prior to the delivery date referred to in the last sentence of this clause 3.5. The date of delivery shall be such date or dates as the Joint Global Co-ordinators shall request in writing following receipt of a Default Notice.

4.   **UNDERTAKINGS**

4.1   (a)   Subject to clause 4.1(b) below, during the period beginning from the date hereof and continuing to and including the date 180 days after the date hereof, the Company will not, and will not allow any Subsidiary to, without the prior written joint consent of the Joint Global Co-ordinators, (a) issue, offer, lend, pledge, sell, hedge, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, mortgage, charge, assign, grant any option, right or warrant to purchase or otherwise transfer or dispose of, within or outside of the Republic of South Africa, directly or indirectly, except as provided hereunder, any Shares or other equity securities of the Company that are substantially similar to the Shares or any interest therein or in respect thereof or any securities that are convertible into or exercisable or exchangeable for Shares, or (b) enter into any swap or other agreement that transfers to any other entity, in whole or in part, any of the economic consequences of ownership of the Shares or enter into any other transaction with the same economic consequences or agree to do, or announce or otherwise publicise the intention to do any of the foregoing (provided that the adoption of employee or management incentive or compensation plans, including, without limitation, for employees, directors, former employees, former directors, consultants or contractors of the Company, its Subsidiaries and/or associated companies shall not be prohibited by this clause 4.1(a), provided that such plans are approved by the shareholders of the Company), whether any such transaction described in subclause (a) or (b) above is to be settled by delivery of Shares or other such securities, in cash or otherwise, other than (i) Shares to be issued upon exercise of options or warrants to purchase Shares, or upon conversion or exchange of securities convertible or exchangeable into Shares, in each case, which are issued on the date hereof and disclosed in the Prospectuses, and (ii) Shares or options to acquire Shares (or any securities convertible into or exchangeable or exercisable for Shares) offered, issued, allotted, appropriated or granted, not earlier than 30 days from the date hereof, to employees, directors, former employees or former directors of the Company, its Subsidiaries and/or associated companies, or persons related to the foregoing, directly or indirectly, pursuant to any employee share scheme or arrangement approved by the Company's shareholders; provided that the Company may not offer, issue, allot, appropriate or grant Shares or options to acquire Shares (or any securities convertible into or exercisable or exchangeable for Shares) under this subclause (ii) in an amount exceeding 0.75% of the Company's issued and outstanding Shares calculated on a fully diluted basis on the date of such issuance, unless the excess amount of Shares or options to acquire Shares (or any securities convertible into or exercisable or exchangeable for Shares) are subject to restrictions on transfer similar to those contained in subclauses (a) and (b) above during the 180 days after the date hereof.

(b)   Clause 4.1(a) above shall cease to have any force or effect in the event that (a) this Agreement is terminated without any Sale Shares sold pursuant thereto or (b) the First Closing Date has not taken place by [March 31], 2003, or such other date as the Joint Global Co-ordinators, on behalf of the Underwriters, the Selling Shareholder and the Company may agree upon in writing.

4.2   If, at any time when a US Prospectus relating to the Offering Shares or the ADSs is required to be delivered under the Securities Act in connection with the initial distribution of the Offering Shares, in the reasonable opinion of counsel to the Company and the Underwriters, it is necessary to amend the US Prospectus in order that the US Prospectus as then amended or supplemented would not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein in the light of the circumstances under which they were made not misleading, or, in the reasonable opinion of counsel to the Company and the Underwriters, it shall be necessary to amend the Registration Statement or supplement or amend the US Prospectus to comply with the requirements of the Securities Act or the rules thereunder or other applicable law, the Company will promptly, without charge to the Underwriters: (i) notify the Joint Global Co-ordinators and the Selling Shareholder; (ii) to the extent required by applicable law, prepare and file with the Commission an amendment or supplement which will correct such statement or omission or effect such compliance; and (iii) supply any amended or supplemented US Prospectus to the Underwriters and the Selling Shareholder in such quantities as the Underwriters and the Selling Shareholder may reasonably request. Before making any such amendment or supplement, the Company will furnish the Joint Global Co-ordinators and the Selling Shareholder with a copy of each such proposed amendment or supplement, and will not make such proposed amendment or supplement to which counsel for the Underwriters or the Selling Shareholder reasonably objects.

4.3   If, at any time prior to the First Closing Date or the Subsequent Closing Date (if any), in the reasonable opinion of counsel to the Company and the Underwriters, it becomes necessary to register a new JSE Prospectus in order that the JSE Prospectus would not include any untrue statement (as defined in the Companies Act), or, in the reasonable opinion of counsel to the Company and the Underwriters it shall be necessary to register a new JSE Prospectus to comply with the Companies Act, the JSE Listings Requirements or other applicable law, the Company will promptly, without charge to the Underwriters: (i) notify the Joint Global Co-ordinators and the Selling Shareholder; (ii) to the extent required by applicable law, prepare and file with the JSE and the Registrar of Companies a JSE Prospectus which will correct such statement or omission or effect such compliance; and (iii) supply any JSE Prospectus to the Underwriters and the Selling Shareholder in such quantities as the Underwriters and the Selling Shareholder may reasonably request. Before making any such filing, the Company will furnish the Joint Global Co-ordinators and the Selling Shareholder with a copy of each such proposed filing, and will not make such proposed filing to which counsel for the Underwriters or the Selling Shareholder reasonably objects.

4.4   If, at any time prior to the First Closing Date or the Subsequent Closing Date (if any), in the reasonable opinion of counsel to the Selling Shareholder, the Company and the Underwriters, it becomes necessary to register a new Summary Prospectus in order to correct any untrue statement included in the Summary Prospectus or to comply with the exemption obtained in terms of Section 15A of the Companies Act, the JSE Listings Requirements or other applicable law, the Selling Shareholder will promptly, without charge to the Underwriters or the Company: (i) notify the Joint Global Co-ordinators and the Company; (ii) to the extent required by applicable law, prepare and file with the JSE and the Registrar of Companies a Summary Prospectus which will correct such untru statement or omission or effect such compliance; and (iii) supply such new Summary Prospectus to the Underwriters and the Company in such quantities as the Underwriters and the Company may reasonably request. Before making any such filing, the Selling Shareholder will furnish the Joint Global Co-ordinators and the Company with a copy of each such proposed filing, and will not make such proposed filing to which counsel for the Underwriters or the Company reasonably objects. The Company hereby undertakes to assist the Selling Shareholder in the preparation and registration with the JSE and the Registrar of Companies of any new Summary Prospectus required be preparing and registering in accordance with this clause 4.4.

4.5   On or prior to the First Closing Date, the Company will use its best efforts to cause the Offering Shares to be duly listed and admitted to trading on the JSE and to cause the ADSs to be listed on the New York Stock Exchange.

4.6   The Company will use its reasonable efforts to qualify the Offering Shares and ADSs for offer and sale in each jurisdiction as the Joint Global Co-ordinators, on behalf of the Underwriters, shall designate, including, but not limited to, applicable state "Blue Sky" laws of certain states of the United States of America or other jurisdictions thereof and the Company shall use its reasonable efforts to maintain such qualifications in effect for such period as the Joint Global Co-ordinators, on behalf of the Underwriters, may reasonably require in order to complete the placement of the Offering Shares and ADSs; provided, however, that (i) in no event shall the Company be required to maintain such qualification for more than one year from the effective date of the Registration Statement and (ii) the Company shall not be obliged to file any general consent to service of process in any jurisdiction or to qualify as a foreign corporation or as a securities dealer in any jurisdiction or to subject itself to taxation in respect of doing business in any jurisdiction in which it is not otherwise so subject.

4.7   In the event the Underwriters choose to purchase Shares in the form of ADSs, the Selling Shareholder will deposit the Shares with the Depositary in accordance with the provisions of the Deposit Agreement and otherwise comply with the Deposit Agreement so that ADRs evidencing ADSs will be executed (and, if applicable, countersigned) and issued by the Depositary against receipt of Shares deposited by the Selling Shareholder and delivered to the Underwriters at the First Closing Date or Subsequent Closing Date (if any), as the case may be.

4.8   The Company will:

(a)   use its reasonable best efforts to cause the Registration Statement to become effective at the earliest possible time;

(b)   prepare a US Prospectus in a form promptly approved by the Joint Global Co-ordinators, which approval shall not be unreasonably withheld, and file the US Prospectus pursuant to Rule 424(b) under the Securities Act not later than the Commission's close of business on the second Business Day following the execution and delivery of this Agreement, or, if applicable, such earlier time as may be required by Rule 430A(a)(3) under the Act;

(c)   furnish to the Joint Global Co-ordinators, without charge to the Underwriters, three signed copies of the Registration Statement (including exhibits thereto) and for delivery to each other Underwriter a conformed copy of the Registration Statement (without exhibits thereto) and, during the period in which the US Prospectus is required to be delivered in connection with sales by an Underwriter or dealer, as many copies of the US Prospectus, and any supplements and amendments thereto or to the Registration Statement as counsel to the Joint Global Co-ordinators may reasonably request;

(d)   before amending or supplementing the Registration Statement, the Preliminary Prospectus, the Prospectuses or the Summary Prospectus, to furnish to the Joint Global Co-ordinators, the Selling Shareholder and their respective counsel a copy of each such proposed amendment or supplement and not to file any such proposed amendment or supplement to which counsel to the Joint Global Co-ordinators or the Selling Shareholder reasonably objects;

(e)   advise the Joint Global Co-ordinators, promptly after it receives notice of the effectiveness of the Registration Statement, of the issuance by the Commission of any stop order or of any order preventing or suspending the use of the Preliminary Prospectus or the US Prospectus, of the suspension of the qualification of the Offering Shares for offering or sale in any jurisdiction, of the initiation or threatening of any proceeding for any such purpose of which the Company is aware, or of any request by the Commission for the amending or supplementing of the Registration Statement, the Preliminary Prospectus or the US Prospectus or for additional information; and

(f)   in the event of the issuance of any stop order or of any order preventing or suspending the use of the Preliminary Prospectus or the US Prospectus or suspending any such qualification, promptly to use its reasonable best efforts to obtain the withdrawal of such order.

4.9   The Company will make generally available to the Company's security holders and to the Joint Global Co-ordinators as soon as practicable an earnings statement (which need not be audited) covering the twelve-month period following the offering that satisfies the provisions of the last paragraph of Section 11(a) of the Securities Act and the rules and regulations of the Commission thereunder.

4.10   The Company will not take, directly or indirectly, any action designed to or that could reasonably be expected to cause or result in any stabilization or manipulation of the price of the Shares in violation of the Exchange Act or the rules of the JSE.

4.11   The Company will file with the Commission such reports as may be required by Rule 463 under the Securities Act.

4.12   The Selling Shareholder undertakes that neither the Underwriters nor any initial purchaser procured by them nor any applicant in the South African Retail Offering will be required to pay any South African UST, stamp duty or similar tax on or in connection with (i) the sale, purchase, distribution and/or delivery of the Offering Shares (including any Default Shares) to or for the account of the Underwriters, Selling Affiliates or the initial purchasers procured by them or any initial purchaser in the South African Retail Offering, or (ii) the sale, purchase, distribution and/or delivery outside the Republic of South Africa by the Underwriters or their Selling Affiliates of the Offering Shares to the initial purchasers thereof in the manner contemplated under this Agreement and the Prospectuses.   The Selling Shareholder agrees further that, in the event that any Underwriter, Selling Affiliate or initial purchaser procured by them or any initial purchaser in the South African Retail Offering is required, in breach of the undertaking set forth in the immediately preceding sentence, to pay any South African UST, stamp duty or similar tax, the Selling Shareholder shall reimburse such Underwriter, Selling Affiliate, initial purchaser procured by an Underwriter or Selling Affiliate or initial purchaser in the South African Retail Offering in respect of the UST, stamp duty or similar tax so paid.

4.13   (a)   Subject to clause 4.13(b) below, during the period beginning from the date hereof and continuing to and including the date 180 days after the date hereof, the Selling Shareholder will not without the prior written joint consent of the Joint Global Co-ordinators, (a) offer, lend, pledge, sell, hedge, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, mortgage, charge, assign, grant any option, right or warrant to purchase or otherwise transfer or dispose of, within or outside of the Republic of South Africa, directly or indirectly, except as provided hereunder, any Shares or other equity securities of the Company that are substantially similar to the Shares or any interest therein or in respect thereof or any securities that are convertible into or exercisable or exchangeable for Shares, or (b) enter into any swap or other agreement that transfers to any other entity, in whole or in part, any of the economic consequences of ownership of the Shares or enter into any other transaction with the same economic consequences or agree to do, or announce or otherwise publicise the intention to do any of the foregoing, whether any such transaction described in subclause (a) or (b) above is settled by delivery of shares or other such securities, in cash or otherwise. Notwithstanding the foregoing, this clause 4.13(a) shall not prohibit (i) the Selling Shareholder from permitting the Company to do anything it is permitted to do pursuant to clause 4.1(a) hereof or (ii) the Selling Shareholder from transferring (a) up to five percent (5%) of the Shares to the National Empowerment Fund and/or (b) up to two percent (2%) of the Shares to or for the benefit of such past, present and future employees of the Company and its Subsidiaries as the Selling Shareholder may specify and; provided that any transferee who received Shares pursuant to this subclause (ii) agrees to enter into a lock up agreement substantially in the form of this clause 4.13.

(b)   Clause 4.13(a) above shall cease to have any force or effect in the event that (a) this Agreement is terminated without any Sale Shares sold pursuant hereto or (b) the First Closing Date has not taken place by [March 31], 2003, or such other date as the Joint Global Co-ordinators, on behalf of the Underwriters, and the Selling Shareholder may agree upon in writing.

4.14   The Selling Shareholder undertakes that it will conduct the South African Retail Offering in the manner and subject to the terms and conditions described in the JSE Prospectus and the Khulisa Trust.

5.   COMMISSIONS; TERMS OF THE PUBLIC OFFERING

In consideration of the agreement by the Underwriters to underwrite and pay for the Sale Shares as provided above, the Selling Shareholder shall pay to the Joint Global Co-ordinators, for the account of the several Underwriters, aggregate commissions of 1.9 percent of the total proceeds from the sale of the US and Institutional Firm Shares, the General Retail Shares and the Khulisa Shares comprised of 0.38 percent management commissions (of which the Selling Shareholder shall pay a praecipium of 50 percent to the Joint Global Co-ordinators), 0.38 percent underwriting commissions and 1.14 percent sales commissions. [All commisions other than sales commissions on the Offering shares sold in the form of ADSs will be payable in Rand and will be deducted from the Rand amounts payable pursuant to clause 3.2 hereto. The sale commissions on the ADSs will be payable in US dollar and deducted from the US dollar amounts payable pursuant to clause 3.2 hereto.] The Selling Shareholder shall pay to the Joint Global Co-ordinators aggregate sales commissions on the sale of any Additional Shares equal to 1.14 percent of the total proceeds from the sale of any Additional Shares. In addition, the Selling Shareholder may in its sole discretion pay to some or all of the Joint Global Co-ordinators and other Underwriters, an additional fee of up to R[●] within 30 days of the First Closing Date for ancillary services performed on or prior to the date hereof in connection with the Offering.

6.   EXPENSES

6.1   The Selling Shareholder and the Company shall bear and pay all costs and expenses incurred in connection with the Offering, *inter alia*: (i) all fees and expenses of the Company's and the Selling Shareholder's lawyers and any reporting accountants, (ii) all fees and expenses in connection with the registration of the Offering Shares and the ADSs under the Securities Act and the preparation, printing and filing of the Registration Statement, the ADS Registration Statement, the Preliminary Prospectus, the US Prospectus and all amendments and supplements thereto, the printing and distribution, including mailing of the US Prospectus and the Preliminary Prospectus, the printing and production of all other documents connected with the issue and distribution of the Offering Shares and the ADSs (including this

Agreement, the Deposit Agreement and any other related agreements), (iii) UST and stamp duty, pursuant to clause 4.12 hereof, (iv) all expenses related to the qualification of the Offering Shares and ADSs under the state securities or Blue Sky laws, including filing fees in connection therewith, (v) the filing fees incurred in connection with the review and qualification of the offering of the Offering Shares with the National Association of Securities Dealers, Inc., (vi) all expenses arising from the listing of the Offering Shares on the JSE (including any capacity expenses incurred in the event that this Agreement is terminated) and from listing the ADSs on the New York Stock Exchange, (vii) the listing agents' fees and the arrangements for signing this Agreement, (viii) the fees and expenses (including fees and disbursements of counsel) if any of the Depositary and any custodian appointed under the Deposit Agreement other than the fees and expenses to be paid by holders of ADRs from time to time, (ix) all fees and expenses related to any advertising or educational campaign in connection with the offering to retail investors in South Africa, including the fees and expenses of any public relations advisor, (x) all fees and expenses of the South African Post Office and Standard Bank incurred in connection with the South African Retail Offering, and (xi) the costs and expenses of the Company and the Selling Shareholder relating to investor presentations or any "road show" undertaken in connection with the marketing of the offering of the Shares.

6.2   The Selling Shareholder agrees to contribute up to an aggregate of US $1,551,872 (inclusive of all amounts paid or advanced prior to the date hereof) for the reasonable out-of-pocket expenses of the Joint Global Co-ordinators, including third party advising, travel, courier service, communications, advertising and internal printing and distribution expenses incurred and to be incurred in connection with the preparation and management of the issue and distribution of the Offering Shares. The Selling Shareholder shall pay the Joint Global Co-ordinators for such expenses on the First Closing Date. For the avoidance of doubt, the $1,551,872 contribution amount referred to in the immediately preceding sentence of this clause 6.2 does not include reimbursement for any expense referred to in clause 6.1 above which has been or is advanced by the Joint Global Co-ordinators and any such amounts shall be separately reimbursed.

6.3   It is understood that except as provided in this clause 6 and clause 4.12 hereof, the Underwriters will pay all of their own costs and expenses, including the fees of their counsel, Taxes on resale by them of any Sale Shares, and any costs incurred by them related to, or arising from, the funding of the payment of the Purchase Price for the Sale Shares pursuant to clause 3 hereof.

7.   REPRESENTATIONS AND WARRANTIES

7.1   As a condition of the obligation of the Underwriters to underwrite and pay for the Sale Shares the Company represents and warrants to, and agrees with, the Underwriters as follows:

Registration Statement and US Prospectus

(a)   that no order preventing or suspending the use of the Preliminary Prospectus has been issued by the Commission, and each Preliminary Prospectus, at the time of filing thereof, complied in all material respects with the Securities Act;

(b)   that the Registration Statement has become effective; no stop order suspending the effectiveness of the Registration Statement has been issued or is in effect, and no proceeding for such purpose is pending before or, to the knowledge of the Company after due and careful inquiry, threatened by the Commission;

(c)   that (i) the Registration Statement, when it became effective, did not contain and, as amended or supplemented, if applicable, will not, on the date of amendment or supplement and at the First Closing Date and Subsequent Closing Date (if any), contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) the Registration Statement and the US Prospectus comply and, as amended or supplemented, if applicable, will, on the date of amendment or supplement and at the First Closing Date and Subsequent Closing Date (if any), comply in all material respects with the Securities Act and the applicable rules and regulations of the Commission thereunder and (iii) the Preliminary Prospectus, did not, at the time it was filed, and the US Prospectus will not, at the time it is filed, contain and, as amended or supplemented, if applicable, the US Prospectus will not, on the date of amendment or supplement and at the First Closing Date and Subsequent Closing Date (if any), contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that the representations, warranties and agreements set forth in this clause 7.1(c) do not apply, and the Company makes no representation, warranty or agreement with respect, to statements or omissions in the Registration Statement, the Preliminary Prospectus or the US Prospectus based upon Underwriter Information or Government Information;

(d)   that no relationship, direct or indirect, exists between or among the Company or any of its Subsidiaries, on the one hand, and the directors, officers, shareholders, customers or suppliers of the Company or any of its Subsidiaries, on the other, that is required by the Securities Act to be described in the Registration Statement and the US Prospectus and that is not so described;

(e)   there are no material pending legal, governmental or regulatory actions, suits or proceedings against the Company and its Subsidiaries that are required under the Securities Act to be described in the US Prospectus that are not so described;

(f)   that there are no contracts or other documents that are required under the Securities Act to be filed as exhibits to the Registration Statement or described in the Registration Statement or the US Prospectus that are not so filed or described;

(g)   that the consolidated financial statements and the related notes thereto included in the Registration Statement and the US Prospectus comply as to form in all material respects with the applicable requirements of Regulation S-X under the Securities Act and the consolidated financial statements included in the Registration Statement and the US Prospectus present fairly the consolidated financial position of the Company and its Subsidiaries as of the dates indicated and the results of their operations and the changes in their cash flows for the periods presented; the consolidated financial statements included in the Registration Statement and the US Prospectus have been prepared in conformity with IAS applied on a consistent basis throughout the periods covered thereby (except that the unaudited financial statements may be subject to normal year-end adjustments), and the selected financial data and the summary financial data included in the Registration Statement and the US Prospectus present fairly the information shown therein and have been compiled on a basis consistent with that of the consolidated financial statements included in the Registration Statement and the US Prospectus;

(h)   that, except (i) as described in the Prospectuses and (ii) the Existing Shareholders' Agreement, there are no contracts, agreements or understandings between the Company and any person granting such person the right to require the Company to register any securities for sale under the Securities Act by reason of the filing of the Registration Statement with the Commission or the sale of the Offering Shares;

(i)   that the ADS Registration Statement has become effective; no stop order suspending the effectiveness of the ADS Registration Statement is in effect and no proceeding for such purpose is pending before or, to the knowledge of the Company after due and careful inquiry, threatened by the Commission; and the ADS Registration Statement, when it became effective complied, and any further amendments thereto will comply, in all material respects to the requirements of the Securities Act and the rules and regulations of the Commission thereunder and did not, as of the applicable effective date, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

JSE Prospectus

(j)   that the JSE Prospectus will, at the First Closing Date and the Subsequent Closing Date (if any), comply in all material respects with the Companies Act and the JSE Listings Requirements;

(k)   that the JSE Prospectus, when filed and registered, did not contain and, as replaced, if applicable, will not, on the date of replacement, and at the First Closing Date and Subsequent Closing Date (if any), contain any untrue statement (as defined in the Companies Act), except that the representations, warranties and agreements set forth in this clause 7.1(k) do not apply, and the Company makes no representation, warranty or agreement with respect, to statements or omissions in the JSE Prospectus based upon Underwriter Information or Government Information;

(l)   that no relationship, direct or indirect, exists between or among the Company or any of its Subsidiaries, on the one hand, and the directors, officers, shareholders, customers or suppliers of the Company or any of its Subsidiaries, on the other, that is required by the Companies Act and the JSE Listings Requirements to be described in the JSE Prospectus and that is not so described;

(m)   that there are no contracts or other documents that are required, under the Companies Act or the JSE Listings Requirements, to be made available for inspection at the Company's registered office, to be lodged with the Registrar of Companies together with the JSE Prospectus, or be described therein that are not so made available, lodged or described;

(n)   that the consolidated financial statements and the related notes thereto included in the JSE Prospectus comply as to form in all material respects with the applicable requirements of the Companies Act and the JSE Listings Requirements and the consolidated financial statements included in the JSE Prospectus present fairly the consolidated financial position of the Company and its Subsidiaries as of the dates indicated and the results of their operations and the changes in their cash flows for the periods presented; the consolidated financial statements included in the JSE Prospectus have been prepared in conformity with IAS applied on a consistent basis throughout the periods covered thereby (except that the unaudited financial statements may be subject to normal year-end adjustments), and the selected financial data and the summary financial data included in the JSE Prospectus present fairly the information shown therein and have been compiled on a basis consistent with that of the consolidated financial statements included in JSE Prospectus;

JSE Listing

(o)   that the Shares of the Company have been approved for listing on the JSE, subject to the attainment of a spread of shareholders acceptable to the JSE and the submission of all supporting documents required by the JSE;

New York Stock Exchange Listing

(p)   that the ADSs have been approved for listing on the New York Stock Exchange, subject to official notice of issuance;

Accountants

(q)   that Ernst and Young, who have certified certain financial statements of the Company and its Subsidiaries, and PricewaterhouseCoopers Inc. and Deloitte & Touche, who have certified certain financial statements of the Significant

Subsidiary, are each independent public accountants within the meaning of the Securities Act and the rules and regulations of the Commission thereunder;

Accounting Controls

(r)   that the Company and its Subsidiaries maintain systems of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity in all material respects with IAS, with a reconciliation to US GAAP, and to maintain asset accountability; and (iii) except as disclosed in the Prospectuses, access to assets is permitted only in accordance with management's general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any material differences;

Material Adverse Change

(s)   that (a) since the respective dates as of which information is given in the US Prospectus, except , in each case, as otherwise disclosed in the US Prospectus, (i) there has not been any material change in the capital stock or any material increase in long-term debt of the Group, or any dividend or distribution of any kind declared, set aside for payment, paid or made by the Company on any class of capital stock, or any material adverse change or development involving a prospective material adverse change in or affecting the business, properties, shareholders' equity or results of operations of the Group; and (ii) neither the Company nor any of its Subsidiaries has, except as described in the US Prospectus, (1) entered into or assumed any contract that is material to the Group, (2) incurred, assumed or acquired any liabilities (including contingent liabilities) or other obligation that is material to the Group, (3) acquired or disposed of, or agreed to acquire or dispose of, any business or any other asset material to the Group or (3) entered into a letter of intent or memorandum of understanding (or announced an intention to do so) relating to any matters identified in subclauses (3) through (4) above; and (b) since the date of the last audited financial statements included in the Prospectuses, except in each case as otherwise disclosed in the US Prospectus neither the Company nor any of its Subsidiaries has sustained any loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor disturbance or dispute of any action, order or decree of any court or arbitrator or governmental or regulatory authority, in each case of subclauses (a) or (b) above, except such as would not result in a Material Adverse Effect;

Corporate Power and Authority

(t)   that the Company has been duly incorporated and is validly existing and conducts business in the ordinary course as a public limited liability company under the laws of the Republic of South Africa with full power and authority to own, lease and operate its properties and assets and conduct its business as described in the Prospectuses and has full power and authority to execute and perform its obligations under this Agreement and the Deposit Agreement and is duly qualified to transact business in each jurisdiction in which its ownership, leasing or operation of its property or assets or the conduct of its business requires such qualification, except where the failure to be so qualified would not have a Material Adverse Effect;

(u) that the Significant Subsidiary has been duly incorporated and is validly existing and conducts business in the ordinary course under the laws of the Republic of South Africa, with full power and authority to own, lease and operate its properties and assets and conduct its business as described in the Prospectuses and is duly qualified to transact business in each jurisdiction in which its ownership, leasing or operation of its property or assets or the conduct of its business requires such qualification, except where the failure to be so qualified would not have a Material Adverse Effect;

(v) that no receiver, liquidator or judicial manager (or similar person) has been appointed in respect of the Company or the Significant Subsidiary or in respect of any part of the assets of the Company or the Significant Subsidiary; and to the Company's knowledge after due and careful inquiry, no resolution, order of any court, regulatory body, governmental body or otherwise, or petition or application for an order, has been passed, made or presented for the winding up of the Company or the Significant Subsidiary or for the protection of the Company or the Significant Subsidiary from their respective creditors and neither the Company nor the Significant Subsidiary has stopped payment of its debts generally (except for any such debts that are subject to a good faith dispute), has become unable to pay its debts or has otherwise become insolvent;

(w) that this Agreement has been duly authorized, executed and delivered by the Company;

(x) that the Deposit Agreement has been duly authorized, executed and delivered by the Company and, assuming the due authorization, execution and delivery by the Depositary, constitutes a legal, valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency (including, without limitation, all laws relating to fraudulent transfers), reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally or by general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law) or an implied covenant of good faith and fair dealing; upon issuance by the Depositary of ADRs evidencing ADSs against the deposit of Offering Shares in respect thereof by the Selling Shareholder in accordance with the provisions of the Deposit Agreement and this Agreement and assuming the accuracy of the representations and warranties contained in clause 7.2 of this Agreement and the representations and warranties of the Selling Shareholder required to be given upon the deposit of the Shares pursuant to the Deposit Agreement, and upon payment by, or at the direction of, the Underwriters for the ADRs evidenced thereby in accordance with the provisions of this Agreement, such ADRs will be duly and validly issued, and the persons in whose names the ADRs are registered will be entitled to the rights specified therein and in the Deposit Agreement; and this Agreement, the Deposit Agreement and the ADRs conform in all material respects to the descriptions thereof contained in the Registration Statement and the US Prospectus;

(y)   that neither the Company nor the Significant Subsidiary is (i) in violation of its memorandum or articles of association; (ii) in default, or is aware of an event that, with the passage of time, would constitute a default, in the due performance or observance of any term, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which it is a party or by which it is bound or to which any of its property or assets is subject, or (iii) in violation of any law, judgement, order, rule or regulation, except for, in the case of subclauses (ii) and (iii) above, any such default or violation that would not, individually or in the aggregate, have a Material Adverse Effect;

(z)   that all consents, approvals, authorisations, orders, registrations, clearances and qualifications of or with any court, government department or other regulatory body (including the Registrar of Companies and any stock exchange on which the Company's securities are or are to be listed) required by the Company for the execution of this Agreement and the Deposit Agreement and the performance by the Company of the terms of this Agreement and the Deposit Agreement have been obtained and are unconditional and in full force and effect, except for the registration of Shares or ADSs under the Securities Act and the Exchange Act and such consents, approvals, authorizations, orders and registrations or qualifications as may be required under the applicable state securities or blue sky laws in connection with the distribution of the Shares by the Underwriters, and subject, in the case of the JSE and the New York Stock Exchange, to the conditions set forth in clauses (o) and (p), respectively;

(aa)   that the Company is not currently, and at the time of the First Closing Date and Subsequent Closing Date (if any), will not be required to register under the United States Investment Company Act of 1940, as amended;

(bb)   that the Company is not currently, and at the First Closing Date and Subsequent Closing Date, if any, will not be a Passive Foreign Investment Company within the meaning of the United States Internal Revenue Code of 1986, as amended;

Conflicts

(cc)   that the execution, delivery and performance by the Company of its obligations under each of this Agreement and the Deposit Agreement will not (i) conflict with or result in breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company or the Significant Subsidiary pursuant to, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which it is a party or by which it is bound or to which any of its property or assets is subject, (ii) result in any violation of the provisions of the Memorandum and Articles of Association of the Company or the memorandum and articles of association of the Significant Subsidiary or (iii) result in the violation of any law or statute or any judgement, order, rule or regulation of any court or arbitrator or governmental or regulatory authority, except, in the case of subclauses (i) and (iii) above, for any such conflict, breach, default or violation that would not have a Material Adverse Effect;

The Offering Shares

(dd) that, subject to the conversion of one Share into one Class A Share and one Share into one Class B Share, (i) the Company will have on the JSE Listing Date, as this term is defined in the Shareholders' Agreement, an authorized capitalization as set forth in the Prospectuses under the heading "Capitalization"; (ii) all the issued and outstanding shares in the share capital of the Company have been duly and validly authorized and issued and are fully paid and, except as disclosed in the Prospectuses, are not subject to any pre-emptive or similar rights except for those rights under the Existing Shareholders' Agreement; (iii) except as disclosed in the Prospectuses, there are no outstanding rights (including, without limitation, pre-emptive rights), warrants or options to subscribe for, or instruments convertible into or exchangeable for, any shares in the share capital of the Company, or any contract, commitment, agreement, understanding or arrangement of any kind to which the Company is a party relating to the issuance of any shares in the share capital of the Company, any such convertible or exchangeable securities or any such rights, warrants or options; (iv) the issued and outstanding shares in the share capital of the Company conforms in all respects to the description thereof contained in the Registration Statement and the Prospectuses; and (v) except as disclosed in the Prospectuses all the issued and outstanding shares in the share capital of the Significant Subsidiary, which are owned by the Company, have been duly and validly authorized and issued, are fully paid and are owned directly or indirectly by the Company, free and clear of any lien, charge, encumbrance, security interest, restriction on voting or transfer or any other claim of any third party;

(ee) that the form of certificate for the Offering Shares (to the extent Offering Shares are issued in certified form) conforms to the requirements of the laws of the Republic of South Africa and the Memorandum and Articles of Association of the Company; and the form of certificate for the ADRs conforms to the requirements of the Deposit Agreement;

(ff) that under the laws of the Republic of South Africa, it is not necessary for any holder of the Offering Shares, any Underwriters or the Depositary to be licensed, qualified or entitled to carry out business in South Africa (i) in order to be able to enforce their respective rights under this Agreement, the Deposit Agreement, the Sponsors' Mandate Agreement (other than, in the case of the Sponsors' Mandate Agreement, being and remaining an approved sponsor for purposes of and under the JSE Listings Requirements) or the ADRs, or (ii) solely by reason of the execution, delivery or communication of this Agreement, the Deposit Agreement, the Sponsors' Mandate Agreement (other than, in the case of the Sponsors' Mandate Letter, being and remaining an approved sponsor for purposes of and under the JSE Listings Requirements) or the ADRs; and no holders of Offering Shares will be subject to personal liability for the obligations of the Company solely by reason of being such a holder;

Dividends and Distributions

(gg) that, except as disclosed in the Prospectuses, all dividends declared and payable on the Shares may under the current laws and regulations of the Republic of South Africa be paid in the Republic of South Africa, all such dividends may be converted into foreign currency and may be freely transferred out of the Republic of South Africa, and all such dividends are not subject to withholding or other taxes under the current laws and regulations of the Republic of South Africa and are otherwise free and clear of any other tax, withholding or deduction in the Republic of South Africa and without the necessity of obtaining any Selling Shareholder authorization in the Republic of South Africa;

(hh) that, except as disclosed in the Prospectuses and subject to the joint venture agreement dated March 31, 1995, among the Company, Vodafone Group plc, Venfin Limited, the Significant Subsidiary and other related parties, the Significant Subsidiary is not currently prohibited, directly or indirectly, under any agreement or other instrument to which it is a party or is subject, from paying any dividends to the Company, from making any other distribution on its shares, or from repaying to the Company any loans or advances to it from the Company;

Taxes

(ii) that none of the Company nor any of its Subsidiaries has any taxes payable and past due (other than those taxes, the payment of which are being contested in good faith) in the Republic of South Africa and have filed all tax returns required to be filed, except as otherwise disclosed in the Prospectuses or where the failure to pay such taxes would not have a Material Adverse Effect; and, there is no tax deficiency that has been asserted against the Company or any of its Subsidiaries or any of their respective properties or assets, except as otherwise disclosed in the Prospectuses or would not have a Material Adverse Effect;

Insurance

(jj) that the Company and the Significant Subsidiary have insurance covering their respective properties, operations, personnel and businesses in such amounts as are customary for a South African business of their size and type; and neither the Company nor the Significant Subsidiary has (i) received written notice from any insurer or agent of such insurer that capital improvements or other expenditures are required or necessary to be made in order to continue such insurance or (ii) any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage as may be necessary to continue its business where the failure to have such insurance would have a Material Adverse Effect;

Environmental

(kk)   that the Company and the Significant Subsidiary (i) are in compliance in all material respects with any and all applicable federal, state, local and foreign laws, rules, regulations, decisions and orders relating to the protection of human health and safety, the environmental or hazardous or toxic substances or wastes, pollutants or contaminants (collectively, *Environmental Laws*); (ii) have received and are in compliance with all permits, licenses or other approvals required by them under applicable Environmental Laws to conduct their respective businesses; and (iii) have not received any written notice of any actual or potential liability for the investigation or remediation of any disposal or release of hazardous or toxic substances or wastes, pollutants or contaminants, except in any such case for any such failure to comply, or failure to receive or comply with required permits, licenses or approvals, or liability as would not, individually or in the aggregate, have a Material Adverse Effect;

Litigation

(ll)   that, except as disclosed in the Prospectuses, none of the Company nor any of its Subsidiaries is involved in any litigation, arbitration, governmental or regulatory proceeding relating to claims or amounts which, if determined adversely to the Company, individually or collectively, would have a Material Adverse Effect, nor, to the knowledge of the Company, is any such litigation, arbitration or governmental proceeding pending or threatened;

Licences and Consents

(mm)   that the Company and the Significant Subsidiary have obtained all such consents, authorisations, certificates, licences and permits from all foreign, national, municipal and other public authorities and have made all declarations and filings as are required by such public authorities to enable the Company or (as the case may be) the Significant Subsidiary to carry on the business and operations now operated by it and which are material to its business as conducted as of the date of the Prospectuses and described in the Prospectuses, except as would not have a Material Adverse Effect; and the Company has not received any written notice of proceedings relating to the revocation or modification (except as disclosed in the Prospectuses) of any such consent, authorization, certificate, licence or permit which, if determined adversely to the Company or the Significant Subsidiary, would have a Material Adverse Effect;

(nn)   that, except as disclosed in the Prospectuses, each of the Company and the Significant Subsidiary owns, possesses or can acquire, on reasonable terms, all of the other material licenses, know-how, patents, patent applications, trademarks, service marks, copyrights, trademark registrations, service mark registrations, and trade names (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures) necessary to operate the business operated by it on the date of the US Prospectus as described therein, except where the absence of which would not have a Material Adverse Effect, and except as disclosed in the Prospectuses neither the Company nor the Significant Subsidiary has received any written notice of infringement of or conflict with asserted rights of others with respect to any of the foregoing which would have a Material Adverse Effect;

Property

(oo)   that the Company and the Significant Subsidiary has good and marketable title in and to, or have valid rights to lease or otherwise use, all items of real property and good title in and to, or have valid rights to lease or otherwise use, all personal property that are material to the respective businesses of the Company and the Significant Subsidiary, in each case free and clear of all liens, encumbrances, claims and defects and imperfections of title except those that (i) do not materially interfere with the use made and proposed to be made of such property by the Company and the Significant Subsidiary; (ii) would not have a Material Adverse Effect; or (iii) are disclosed in the Prospectuses;

Market Manipulation

(pp)   that the Company has not taken, and will not take, directly or indirectly, any action which is designed to or which has constituted or which would reasonably be expected to cause or result in stabilization or manipulation of the price of the Shares in violation of the Exchange Act or the rules of the JSE;

Compliance with Securities Laws

(qq)   that, within the past six months, the Company has not issued any Shares under circumstances that would require the registration of those securities under the Securities Act and the rules and regulations thereunder;

Unlawful Payments

(rr)   that neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any director, officer or employee of the Company or any of its Subsidiaries has (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (ii) made any unlawful bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment directly or indirectly to any person, including any foreign or domestic governmental official or employee, from corporate funds or, if not from corporate funds, for the benefit of the Company or its Subsidiaries; or (iii) violated or is in violation of any provision of the Foreign Corrupt Practices Act of 1977, as amended (15 USC §§ 78dd-1, et. seq.);

Broker's Fees

(ss)   that neither the Company nor any of its Subsidiaries is a party to any contract, agreement or understanding (other than this Agreement and financial advisory agreements with UBS Warburg and AMB Holdings Limited) with any person that would give rise to a valid claim against the Company or any of its Subsidiaries or any Underwriter for a brokerage commission, finder's fee or like payment in connection with the offering and sale of the Shares; and

Business With Cuba

(tt)   that the Company has complied in all material respects with all provisions of Section 517.075, Florida Statutes (Chapter 92-198, Laws of Florida) relating to doing business with the Republic of Cuba or with any person or affiliate located in Cuba.

7.2   As a condition of the obligation of the Underwriters to underwrite and pay for the Sale Shares, the Selling Shareholder represents and warrants to and agrees with the Underwriters as follows:

Governmental Authority

(a)   that all consents, approvals, authorizations, orders, registrations, clearances and qualifications of or with any court, government department or other regulatory body required by the Selling Shareholder for the execution of this Agreement, the performance of the Selling Shareholder's obligations under this Agreement and the sale of the Sale Shares, have been obtained and are unconditional and are in full force and effect;

(b)   that this Agreement and the Stock Loan Agreement have been duly authorized, executed and delivered by the Selling Shareholder. The Stock Loan Agreement constitutes a legal, valid and binding agreement of the Selling Shareholder, enforceable in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency (including, without limitation, all laws relating to fraudulent transfers), reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally or by general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law) or an implied covenant of good faith and fair dealing. The Selling Shareholder has full power and authority to enter into this Agreement and the Stock Loan Agreement, to lend Shares pursuant to the Stock Loan Agreement, to sell, assign, transfer and deliver the Sale Shares to be sold by such Selling Shareholder pursuant to this Agreement and in the manner contemplated by this Agreement and the Prospectuses;

(c)   that the deposit of the Sale Shares with the Depositary or its custodian against receipt of ADRs evidencing total ADSs, the execution, delivery and performance by the Selling Shareholder of its obligations under this Agreement and the Stock Loan Agreement, the sale of the Sale Shares and the consummation of the transactions contemplated by this Agreement will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or impositions of any liens, charges or encumbrance upon the Sale Shares pursuant to any indenture, mortgage, deed or trust, loan agreement or other agreement or instrument to which the Selling Shareholder is a party or is bound or to which any of the Sale Shares are subject or (ii) result in the violation of any law or statute or any judgement, order, rule or regulation of any court or arbitrator or government or regulatory authority, except, in relation to subclauses (i) and (ii) of this clause 7.2(c), for any such conflict, breach, default or violation that would not interfere with the Selling Shareholders' ability to sell the Sale Shares or result in any claim over, or encumbrance on the Sale Shares;

Registration Statement and US Prospectus

(d)   that (i) the Government Information contained in the Registration Statement, when such Registration Statement became effective, did not contain and, as amended or supplemented, if applicable, will not, on the date of amendment or supplement and at the First Closing Date and Subsequent Closing Date, if any, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) the Government Information contained in the Registration Statement and the US Prospectus complies and, as amended or supplemented, if applicable, will, on the date of such amendment or supplement and at the First Closing Date and Subsequent Closing Date (if any), comply in all material respects with the Securities Act and the applicable rules and regulations of the Commission thereunder, and (iii) the Government Information contained in the Preliminary Prospectus and the US Prospectus did not, at the time such prospectus was or is filed and, as amended or supplemented, if applicable, will not, on the date of amendment or supplement and at the First Closing Date and Subsequent Closing Date (if any), contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(e)   that, to the best of the Selling Shareholder's knowledge, (i) the Registration Statement, when it became effective, did not contain and, as amended or supplemented, if applicable, will not, on the date of amendment or supplement and at the First Closing Date and Subsequent Closing Date (if any), contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) the Registration Statement and the US Prospectus comply and, as amended or supplemented, if applicable, will, on the date of amendment or supplement and at the First Closing Date and Subsequent Closing Date (if any), comply in all material respects with the Securities Act and the applicable rules and regulations of the Commission thereunder and (iii) each of the Preliminary Prospectus and the US Prospectus did not, at the time it was filed and, as amended or supplemented, if applicable, will not, on the date of amendment or supplement and at the First Closing Date and Subsequent Closing Date (if any), contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that the representations, warranties and agreements set forth in this clause 7.2(d) do not apply, and the Selling Shareholder makes no representation, warranty or agreement with respect, to statements or omissions in the Registration Statement or the US Prospectus based upon Underwriter Information;

JSE Prospectus

(f)   that the Government Information contained in the JSE Prospectus, when filed and registered, did not contain and, as replaced, if applicable, will not, on the date of replacement, and at the First Closing Date and Subsequent Closing Date, if any, contain any untrue statement (as defined in the Companies Act);

(g)   that, to the best of the Selling Shareholder's knowledge, the JSE Prospectus, when filed and registered, did not contain and, as replaced, if applicable, will not, on the date of replacement, and at the First Closing Date and Subsequent Closing Date (if any), contain any untrue statement (as defined in the Companies Act), except that the representations, warranties and agreements set forth in this clause 7.2(e) do not apply, and the Selling Shareholder makes no representation, warranty or agreement with respect, to untrue statements or omissions in the JSE Prospectus based upon Underwriter Information;

The Offering Shares

(h)   that the Selling Shareholder has and will have on the First Closing Date and the Subsequent Closing Date (if any), as the case may be, good and valid title to sell and transfer the Offering Shares to be sold by the Selling Shareholder hereunder, free and clear of all pledges, charges, liens, encumbrances, equities security interests or other claims; and, assuming that the Offering Shares are purchased by the Underwriters or directly by purchasers procured by them or directly by initial purchasers in the South African Retail Offering, upon delivery of such Shares and payment therefor pursuant hereto, good and valid title to such Shares, free and clear of all pledges, charges, liens, encumbrances, equities security interests or claims, will pass to each of the several Underwriters, such purchasers or such initial purchasers;

Taxes

(i)   that, except as disclosed in or contemplated by the Registration Statement and the Prospectuses, no South African UST, stamp duty or similar tax is payable by or on behalf of the Underwriters, Selling Affiliates or the initial purchasers procured by them or by initial purchasers in the South African Retail Offering to the Republic of South Africa or any political subdivision or taxing authority thereof or therein in connection with (i) the deposit of Sale Shares with the Depositary or its custodian against issuance of ADRs evidencing ADSs to be delivered on behalf of the Selling Shareholder at the First Closing Date or the Subsequent Closing Date (if any), as the case may be, (ii) the sale and delivery by the Selling Shareholder of the Sale Shares to or for the respective accounts of the Underwriters, their Selling Affiliates or the initial purchasers procured by them or the initial purchasers in the South African Retail Offering, or (iii) the sale and delivery outside the Republic of South Africa by the Underwriters or their Selling Affiliates of such Sale Shares to the initial purchasers thereof in accordance with the terms of this Agreement and in the manner contemplated in the Registration Statement and the Prospectuses; and

Compliance with Securities Law

(j)   that the Selling Shareholder has not taken and will not take, directly or indirectly, any action which is designed to or which has constituted or which might reasonably be expected to cause or result in stabilization or manipulation of the price of any security of the Company in violation of the Exchange Act or the rules of the JSE.

7.3   Each Underwriter severally represents and warrants to and agrees with the Company and the Selling Shareholder as follows:

(a)   such Underwriter understands that no action has been taken or will be taken in any jurisdiction other than the Republic of South Africa and the United States by the Company or the Selling Shareholder that would permit a public offering of the Offering Shares or distribution of any prospectus relating to the Offering Shares in any country or jurisdiction where action for that purpose is required;

(b)   such Underwriter will comply in all material respects with all applicable laws and regulations in each jurisdiction in which it offers, sells or delivers Offering Shares or distributes the Prospectuses, the Preliminary Prospectus or the Summary Prospectus;

(c)   such Underwriter has (A) not offered or sold and, prior to the date six months after the First Closing Date, will not offer or sell any Shares or ADSs to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their business, or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the U.K. Public Offers of Securities Regulations 1995, (B) complied and will comply with all applicable provisions of the U.K. Financial Services and Markets Act 2000 ("FSMA") with respect to anything done by it in relation to the Shares or the ADSs, in, from or otherwise capable of having an effect in the United Kingdom, and (C) only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any Shares or ADSs in circumstances in which Section 21(1) of the FSMA does not apply to the Underwriters;

(d)   such Underwriter has not offered or sold, and it will not offer or sell, directly or indirectly, any Shares in Japan, or to or for the account or benefit of, any "resident" of Japan, or to, or for the account or benefit, of any "resident" for reoffering or resale, directly or indirectly, in Japan, except pursuant to an exemption from the registration requirements of, or otherwise in compliance with, the Securities and Exchange Law of Japan. For purposes of this subclause 7.3(d), a "resident" of Japan includes any person resident in Japan, including any corporation or other entity organized under the laws of Japan;

(e)   such Underwriter acknowledges and agrees that the Shares and ADSs will only be offered or sold, directly or indirectly, in Canada in the Canadian provinces of Ontario, Quebec and British Columbia and in compliance with the applicable Canadian securities laws and accordingly, any sale of Shares or ADSs will be made (i) through an appropriately registered securities dealer or in accordance with an available exemption from the registered securities dealer requirements of applicable Canadian securities laws; and (ii) pursuant to an exemption from the prospectus requirements of such laws; and

(f)   with respect to The Netherlands, such Underwriter acknowledges and agrees that the shares may not be offered, transferred, sold or delivered to any individual or legal entity other than to persons who trade or invest in securities in the conduct of their profession or trade, which includes banks, securities intermediaries, including dealers and brokers, insurance companies, pension funds, other institutional investors and commercial enterprises, which as an ancillary activity regularly invest in securities.

7.4   Each Joint Global Co-ordinator, severally represents and warrants to, and agrees with, the Company and the Selling Shareholder that it has obtained powers of attorney from each of the Underwriters to execute and deliver this Agreement and to take any action hereunder on their behalf and that the Joint Global Co-ordinators have the power and authority to execute and deliver this Agreement and to take any action hereunder on behalf of themselves and each of the other Underwriters.

7.5   The above representations and warranties from the Company, the Selling Shareholder, the Underwriters and the Joint Global Co-ordinators shall be deemed to be repeated at the First Closing Date and the Subsequent Closing Date (if any), as the case may be.

8.   **INDEMNITY AND CONTRIBUTION**

8.1   The Company hereby agrees to indemnify and hold harmless each Underwriter, its directors and officers, each person, if any, who controls such Underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, and any Involved Affiliate, from and against any and all losses, claims, damages and liabilities (including, without limitation, any legal fees or other expenses reasonably incurred in connection with any suit, action or proceeding or any claim asserted as such fees and expenses are incurred), joint or several, that arise out of or are based upon (i) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement (or any amendment thereof), or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) any untrue statement or alleged untrue statement of a material fact contained in the Preliminary Prospectus or the US Prospectus (or any amendment or supplement thereto), or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or (iii) any untrue statement or alleged untrue statement (as defined in the Companies Act), contained in the JSE Prospectus (or any replacement thereto); provided, however, that the Company shall not be liable in any such case to the extent that and shall have no obligation hereunder to any party for any such losses, claims, damages or liabilities that arise out of or are based upon any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with Underwriter Information or Government Information; and provided further, that, with respect to any untrue statement or omission or alleged untrue statement or omission of a material fact made in the Preliminary Prospectus delivered to any purchaser of Shares or ADSs, the foregoing shall not apply to the extent such loss, claim, damage or liability occurs under circumstances where the untrue statement or omission or alleged untrue statement or omission of a material fact made in a Preliminary Prospectus was corrected in the final Prospectus and a final Prospectus was required by law to have been delivered to such purchaser at or prior to the written confirmation of the sale of the Offering Shares and was not sent or given by or on behalf of the Underwriters to such persons.

8.2   The Selling Shareholder hereby agrees to indemnify and hold harmless each Underwriter, its directors and officers, each person, if any, who controls such Underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, and any Involved Affiliate, to the same extent as the indemnity set forth in clause 8.1 above but only with respect to any losses, claims, damages or liabilities that arise out of or are based upon (i) any untrue statement or alleged untrue statement of a material fact contained in any Government Information set forth in the Registration Statement (or any amendment thereof), or any omission or alleged omission to state therein a material fact required to be stated in such Government Information or necessary to make the statements in such Government Information not misleading, (ii) any untrue statement or alleged untrue statement of a material fact contained in any Government Information set forth in the Preliminary Prospectus or the US Prospectus (or any amendment or supplement thereto), or any omission or alleged omission to state in such Government Information a material fact required to be stated in such Government Information or necessary to make the statements in such Government Information, in light of the circumstances under which they were made, not misleading, or (iii) any untrue statement or alleged untrue statement (as defined in the Companies Act) of a material fact contained in any Government Information set forth in the JSE Prospectus (or any replacement thereto); provided, that, with respect to any untrue statement or omission or alleged untrue statement or omission of a material fact made in any Government Information set forth in the Preliminary Prospectus delivered to any purchaser of Shares or ADSs, the foregoing shall not apply to the extent such loss, claim, damage or liability occurs under circumstances where the untrue statement or omission or alleged untrue statement or omission of a material fact made in Government Information in a Preliminary Prospectus was corrected in the final Prospectus and a final Prospectus was required by law to have been delivered to such purchaser at or prior to the written confirmation of the sale of the Offering Shares and was not sent or given by or on behalf of the Underwriters to such persons.

8.3   The Selling Shareholder hereby agrees further to indemnify and hold harmless each Underwriter, its directors and officers, each person, if any, who controls such Underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, and any Involved Affiliate thereof, to the same extent as the indemnity set forth in clause 8.1 above, but only with respect to any losses, claims, damages or liabilities that arise out of, or are based upon (i) any untrue statement or alleged untrue statement (as defined in the Companies Act) of a material fact contained in the Summary Prospectus and the South African Retail Offering Documents (or any amendment, supplement or replacement thereto), or (ii) any non-compliance of the Summary Prospectus and the South African Retail Offering Documents (or any amendment, supplement or replacement thereto) with the requirements of the Companies Act or applicable South African regulatory requirements or the JSE Listings Requirements.

8.4   If (a) a court of the Republic of South Africa renders a valid, final and conclusive judgment to the effect that, or the conclusion of which is predicated on the opinion that, the indemnity provided by the Company to the Underwriters pursuant to clause 8.1 hereof is not legally enforceable under South African law, or, (b) any Underwriter obtains a valid, final and conclusive judgment of a court of competent jurisdiction against the Company for payment of indemnity pursuant to clause 8.1 hereof and in the reasonable opinion of the Company's independent accountants (who shall be an internationally recognized accounting firm experienced in such matters) the Company has insufficient assets to pay such judgment in full, the Selling Shareholder agrees to indemnify and hold harmless each Underwriter, its directors and officers, each person, if any, who controls such Underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, and any Involved Affiliate, to the same extent as if the Selling Shareholder were the Company and as if the indemnity set forth in clause 8.1 hereof were legally enforceable (but only to the extent of any shortfall in the sufficiency of the Company's assets if under sub-clause (b) hereof), subject however, to the limitations set forth in clauses 8.1 and 8.5 hereof. The benefit of this clause 8.4 shall be available to an Indemnified Party only to the extent that such Indemnified Party has in good faith pursued its rights under clause 8.1. In the event that the Selling Shareholder pays any amounts to an Indemnified Party pursuant to this clause 8.4, the rights under clause 8.1 of the Indemnified Party so indemnified shall be subrogated to the Selling Shareholder.

8.5   The total amount to be paid by the Selling Shareholder to all Indemnified Parties pursuant to the indemnifications provided by the Selling Shareholder contained in clauses 8.2, 8.3 and 8.4 hereof (and any contribution in lieu thereof) shall in no event exceed the total aggregate Purchase Price received by the Selling Shareholder from the sale of the Offering Shares pursuant to this Agreement. If the Selling Shareholder believes that the total amount to be paid to all Indemnified Parties will exceed such limit, the Selling Shareholder may, in its sole discretion, defer payment to any indemnified party until such amount is determined and pay all Indemnified Parties their pro rata share of such amount.

8.6   Each Underwriter hereby agrees, severally and not jointly, to indemnify and hold harmless the Company, its directors, its officers who signed the Registration Statement and/or the JSE Prospectus or the Summary Prospectus and each person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, and the Selling Shareholder to the same extent as the indemnity set forth in clause 8.1 above but only with respect to any losses, claims, damages or liabilities that arise out of, or are based upon (i) any untrue statement or alleged untrue statement of a material fact contained in any Underwriter Information set forth in the Registration Statement (or any amendment thereof), or any omission or alleged omission to state in such information a material fact required to be stated in such Underwriter Information or necessary to make the statements in such Underwriter Information not misleading, (ii) any untrue statement or alleged untrue statement of a material fact contained in any Underwriter Information set forth in the Preliminary Prospectus or the US Prospectus (or any amendment or supplement thereto) or any omission or alleged omission to state therein a material fact required to be stated in such Underwriter Information or necessary to make the statements in such Underwriter Information, in light of the circumstances under which they were made, not misleading, or (iii) any untrue statement or alleged untrue statement (as defined in the Companies Act) of a material fact contained in any Underwriter Information set forth in the JSE Prospectus (or any replacement thereto).

8.7   If any suit, action, proceeding (including any governmental or regulatory investigation) claim or demand shall be brought or asserted against any person in respect of which indemnification may be sought pursuant to clauses 8.1, 8.2, 8.3, 8.4 or 8.6 of this clause 8, such person (the *Indemnified Party*) shall promptly notify the person against whom such indemnification may be sought (the *Indemnifying Party*) in writing; provided that the failure to notify the Indemnifying Party shall not relieve the Indemnifying Party from any liability that the Indemnifying Party may have to an Indemnified Party under this clause 8 except to the extent that the Indemnifying Party has been materially prejudiced by such failure. If any such proceeding shall be brought or asserted against an Indemnified Party and it shall have notified the Indemnifying Party thereof, the Indemnifying Party shall be entitled to participate therein, and may, together with any other Indemnifying Party, assume the defense thereof, with counsel reasonably satisfactory to the Indemnified Party to represent the Indemnified Party and any others entitled to indemnification pursuant to this clause 8 and shall pay the fees and expenses of such counsel related to such proceeding. In any such proceeding, any Indemnified Party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such Indemnified Party unless (i) the Indemnifying Party and the Indemnified Party shall have mutually agreed in writing to the retention of such counsel and the Indemnifying Party shall have agreed in writing to bear such expenses or (ii) the named parties to any such proceeding (including any impleaded parties) include both the Indemnifying Party and the Indemnified Party and the Indemnified Party has been advised by counsel thereof that representation of both parties by the same counsel would result in a conflict of interest on the part of such counsel. Any such separate firm for any Underwriter, its directors and officers, any control persons of such Underwriter, or any Involved Affiliate, shall be designated in writing by the Joint Global Co-ordinators, any such separate firm for the Company, its directors, its officers who signed the Registration Statement and/or the JSE Prospectus and/or Summary Prospectus and any control persons of the Company shall be designated in writing by the Company, and any such separate firm for the Selling Shareholder, its directors, its officers who signed the Registration Statement and any control persons of the Selling

Shareholder shall be designated in writing by the Selling Shareholder. It is understood and agreed that the Indemnifying Party shall not, in connection with any proceeding or related proceeding in the same jurisdiction, be liable for the fees and expenses of more than one separate firm (in addition to any local counsel) for all Indemnified Parties and that all such fees and expenses shall be paid or reimbursed as they are reasonably incurred. An Indemnifying Party shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there is a final judgment for the plaintiff, the Indemnifying Party agrees to indemnify the Indemnified Party from and against any loss or liability by reason of such settlement or judgment. No Indemnifying Party shall, without the prior written consent of the Indemnified Party, effect any settlement of any pending or threatened proceeding in respect of which any Indemnified Party is or could have been a party and indemnity could have been sought hereunder by such Indemnified Party, unless such settlement (x) includes an unconditional release of such Indemnified Party from all liability on claims that are the subject matter of such proceeding and (y) does not include any statement as to or any admission of fault, culpability or a failure to act by or on behalf of any Indemnified Party.

8.8   If the indemnification provided for in clauses 8.1, 8.2, 8.3. 8.4 or 8.6 of this clause 8 is unavailable to an Indemnified Party or insufficient (other than in accordance with the provisions thereof) in respect of any losses, claims, damages or liabilities referred to therein, then each Indemnifying Party under such paragraph, in lieu of indemnifying such Indemnified Party thereunder, shall contribute to the amount paid or payable by such Indemnified Party as a result of such losses, claims, damages or liabilities (a) in such proportion as is appropriate to reflect the relative benefits received by the Indemnifying Party or Parties, on the one hand, and the Indemnified Party or Parties, on the other hand, from the offering of the Offering Shares or (b) if the allocation provided above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in subclause (a) above but also the relative fault of the Indemnifying Party or Parties, on the one hand, and of the Indemnified Party or Parties, on the other hand, in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The relative benefits received by the Indemnifying Party or Parties, on the one hand, and the Indemnified Party or Parties, on the other hand, shall be deemed to be in the same respective proportions as the net proceeds from the offering of the Offering Shares (before deducting expenses) received by the Selling Shareholder and the total underwriting discounts and commissions received by the Underwriters in connection therewith, in each case as set forth in the table on the cover of the US Prospectus, bear to the aggregate Purchase Price of the Offering Shares pursuant to this Agreement. The relative fault of the Company, the Selling Shareholder and the Underwriters shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company, the Selling Shareholder or the Underwriters and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

8.9   The Company, the Selling Shareholder and the Underwriters agree that it would not be just or equitable if contribution pursuant to clause 8.8 were determined by *pro rata* allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation that does not take account of the equitable considerations referred to in clause 8.8 above. The amount paid or payable by an Indemnified Party as a result of the losses, claims, damages and liabilities referred to in the immediately preceding subclause shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such Indemnified Party in connection with any such action or claim. Notwithstanding the provisions of this clause 8, (a) the Selling Shareholder shall not be required to contribute any amount in excess of the total aggregate Purchase Price received by the Selling Shareholder from the sale of the Offering Shares pursuant to this Agreement and (b) no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Offering Shares underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages that such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The remedies provided for in this clause 8 are not exclusive and shall not limit any rights or remedies that may otherwise be available to any Indemnified Party at law or in equity. The Underwriters' respective obligations to contribute pursuant to this clause 8 are several in proportion to the respective underwriting obligations as specified in Schedule 1 hereto, and not joint.

9.   **CONDITIONS PRECEDENT**

9.1   The obligations of the Selling Shareholder to sell the Sale Shares to the Underwriters and the several obligations of the Underwriters to procure purchasers or to purchase and pay for the Sale Shares are conditioned upon the Registration Statement having become effective not later than [●] on [●], 2003, and the several obligations of the Underwriters to purchase and pay for the Sale Shares are conditioned upon the following further considerations:

(a)   On and as of the First Closing Date and the Subsequent Closing Date (if any), as the case may be, (i) the representations and warranties of the Company and the Selling Shareholder contained herein shall be true and correct, and (ii) the statements of the Company and the Selling Shareholder made in any certificates delivered pursuant to this Agreement shall be true and correct.

(b)   The following documents shall be delivered to the Underwriters prior to the First Closing Date or the Subsequent Closing Date (if any), as the case may be:

    (i)   a legal opinion and letter addressed to the Underwriters from Freshfields Bruckhaus Deringer, United States counsel for the Underwriters, dated the date of the First Closing and the Subsequent Closing Date (if any), as the case may be;

    (ii)   a legal opinion and letter addressed to the Underwriters from Deneys Reitz, Inc., South African counsel for the Underwriters, dated the date of the First Closing and the Subsequent Closing Date (if any), as the case may be;

    (iii)   a legal opinion addressed to the Underwriters from Paul, Hastings, Janofsky & Walker LLP, United States counsel for the Company, dated the date of the First Closing Date and the Subsequent Closing Date (if any), as the case may be;

    (iv)   a legal opinion addressed to the Selling Shareholder from Paul, Hastings, Janofsky & Walker LLP, United States counsel for the Company, dated the date of the First Closing Date and the Subsequent Closing Date (if any), as the case may be;

    (v)   a legal opinion and letter addressed to the Underwriters and the Selling Shareholder from Werksmans Inc., South African counsel for the Company, dated the First Closing Date and the Subsequent Closing Date (if any);

    (vi)   a legal opinion addressed to the Underwriters from Skadden, Arps, Slate, Meagher & Flom LLP, United States counsel to the Selling Shareholder, dated the First Closing Date and the Subsequent Closing Date (if any), as the case may be;

    (vii)   a legal opinion addressed to the Underwriters from Edward, Nathan & Friedland (Pty) Ltd., South African counsel to the Selling Shareholder, dated the First Closing Date and the Subsequent Closing Date (if any), as the case may be;

    (viii)   a legal opinion from counsel for the Depositary, dated the date of the First Closing and the Subsequent Closing Date (if any), as the case may be;

    (ix)   the Company shall have furnished or caused to be furnished to the Underwriters at the First Closing Date and the Subsequent Closing Date (if any), as the case may be, certificates of officers of the Company; and

    (x)   the Selling Shareholder shall have furnished or caused to be furnished to the Underwriters at the First Closing Date and the Subsequent Closing Date (if any), as the case may be, certificates of officers of the Selling Shareholder.

(c)   The US Prospectus shall have been filed with the Commission pursuant to Rule 424(b) within the applicable time period prescribed for such filing by the rules and regulations under the Securities Act and in accordance with clause 4.8(a) hereof; the Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no proceeding for that purpose shall have been initiated or threatened by the Commission; and all requests for additional information on the part of the

Commission shall have been complied with to the reasonable satisfaction of the Underwriters.

(d)   The delivery to the Underwriters, the Company and the Selling Shareholder on 29 January 2003, the date of the registration of the JSE Prospectus with the Registrar of Companies, the date hereof and the First Closing Date and the Subsequent Closing Date (if any), as the case may be, of a letter from Ernst & Young and KPMG; provided that the cut-off date shall be no more than five Business Days prior to the delivery on January 29, 2003, and no more than three Business Days prior to each other delivery.

(e)   The delivery to the Underwriters, the Company and the Selling Shareholder on 29 January 2003, the date of the registration of the JSE Prospectus with the Registrar of Companies, the date hereof and the First Closing Date and the Subsequent Closing Date (if any), as the case may be, of a letter from PricewaterhouseCoopers and Deloitte & Touche; provided that the cut-off date shall be no more than five Business Days prior to the delivery on January 29, 2003, and no more than three Business Days prior to each other delivery.

(f)   The delivery to the Underwriters, the Company and the Selling Shareholder on 29 January 2003, the date of the registration of the JSE Prospectus with the Registrar of Companies, of a letter on certain non financial operating data included in the JSE Prospectus and Summary Prospectus, from KPMG.

(g)   The delivery to the Underwriters, the Company and the Selling Shareholder on the date hereof of a letter on certain non financial operating data included in the JSE Prospectus and Summary Prospectus, from KPMG.

(h)   The delivery to the Underwriters, the Company and the Selling Shareholder on the date hereof of a letter on certain non financial operating data included in the US Prospectus from KPMG.

(i)   The delivery to the Underwriters, the Company and the Selling Shareholder on the date hereof and the First Closing Date and the Subsequent Closing Date (if any), as the case may be, of a letter from Ernst & Young; provided that the cut-off date shall be no more than three Business Days prior to each delivery.

(j)   The delivery to the Underwriters, the Company and the Selling Shareholder on the date hereof and the First Closing Date and the Subsequent Closing Date (if any), as the case may be, of letters from PricewaterhouseCoopers and Deloitte & Touche; provided that the cut-off date shall be no more than three Business Days prior to each delivery.

(k)   The Sponsors' Mandate Agreement shall have been executed by the parties thereto.

(l)   The Stock Loan Agreement shall have been executed.

(m)   The Shareholders' Agreement between the Selling Shareholder and Thintana Communications shall have been executed.

(n)   The Deposit Agreement between the Company, The Bank of New York, as Depositary, and the holders from time to time of the ADRs issued thereunder by the Depositary, shall have been executed by the Company and the Depositary.

(o)   The JSE having admitted the Shares to listing on or before the First Closing Date, subject to the attainment of a spread of shareholders acceptable to the JSE and the submission of all supporting documents required by the JSE.

(p)   The New York Stock Exchange having admitted the ADSs to listing on or before the First Closing Date, subject to official notice of issuance.

(q)   The registration of the JSE Prospectus and the Summary Prospectus by the Registrar of Companies, Pretoria.

(r)   The "lock-up" agreements between the Underwriters and each of Thintana Communications LLC and Ucingo Investments (Proprietary) Limited relating to sales and certain other dispositions of Shares or certain other securities of the Company, delivered to the Underwriters on or before the date hereof, shall be in full force and effect on the First Closing Date.

(s)   The South African Retail Offering remaining open for the entire period from [●] 2003 to [●] 2003, or such later date or dates and corresponding times as may be agreed upon by the parties hereto.

(t)   The Underwriters shall have received such further information, certificates and documents as they may reasonably request.

9.2   In the event that any of the foregoing conditions is not satisfied on or before (i) the First Closing Date or (ii) the Subsequent Closing Date (if any), the Underwriters shall be under no obligation to purchase the (a) US and Institutional Firm Shares or the Default Shares or (b) the Additional Shares, respectively, and this Agreement shall terminate.

9.3   The Joint Global Co-ordinators on behalf of the Underwriters may in their discretion and by notice to the Company and the Selling Shareholder waive, or extend the time for, satisfaction of any of the above conditions or of any part of them.

10.   DEFAULTING UNDERWRITER

(a)   If, on the First Closing Date or the Subsequent Closing Date (if any), any Underwriter shall fail to purchase and pay for any of the US and Institutional Firm Shares or Additional Shares (if any), as the case may be, that it has agreed to procure purchasers for or purchase hereunder on such date, the non-defaulting Underwriters may in their discretion arrange for the purchase of such Shares by other persons satisfactory to the Selling Shareholder on the terms contained in this Agreement. If, within 36 hours after any such default by any Underwriter, the non-defaulting Underwriters do not arrange for the purchase of such Shares, then the Selling Shareholder shall be entitled to a further period of 36 hours, which it may waive in its sole discretion, within which to procure other persons reasonably satisfactory to the Joint Global Co-ordinators to purchase such Shares on such terms. If other persons become obligated or agree to purchase the Shares of a defaulting Underwriter, either the non-defaulting Underwriters or the Selling Shareholder may postpone the First Closing Date or the Subsequent Closing Date (if any), as the case may be, for up to five Business Days in order to effect any changes that in the opinion of counsel for the Company, the Selling Shareholder or the Underwriters may be necessary in the Registration Statement and the US Prospectus or in any other document or arrangement, and the Company agrees to promptly prepare, without charge to the Company, any amendment, supplement or replacement to the Registration Statement and the US Prospectus that effects any such changes. As used in this Agreement, the term "Underwriter" includes, for all purposes of this Agreement unless the context otherwise requires, any person not listed in Schedule 1 hereto that, pursuant to this clause 10, purchases Sale Shares that a defaulting Underwriter agreed but failed to purchase.

(b)   If, after giving effect to any arrangements for the purchase of the US and Institutional Firm Shares or Additional Shares of a defaulting Underwriter or Underwriters by the non-defaulting Underwriters and the Selling Shareholder as provided in paragraph (a) above, the aggregate number of US and Institutional Firm Shares or Additional Shares that remain unpurchased on the First Closing Date or the Subsequent Closing Date (if any), as the case may be, does not exceed 30 per cent of the aggregate number of US and Institutional Firm Shares or Additional Shares to be purchased on such date, then the Selling Shareholder shall have the right to require each non-defaulting Underwriter to purchase the number of US and Institutional Firm Shares or Additional Shares that such Underwriter agreed to purchase hereunder on such date plus such Underwriter's pro rata share (based on the number of US and Institutional Firm Shares or Additional Shares that such Underwriter agreed to purchase hereunder on such date) of the US and Institutional Firm Shares or Additional Shares of such defaulting Underwriter or Underwriters for which such arrangements have not been made.

(c)   If, after giving effect to any arrangements for the purchase of the US and Institutional Firm Shares or Additional Shares of a defaulting Underwriter or Underwriters by the non-defaulting Underwriters and the Selling Shareholder as provided in paragraph (a) above, the aggregate number of US and Institutional Firm Shares or Additional Shares that remain unpurchased on the First Closing Date or the Subsequent Closing Date (if any), as the case may be, exceeds 30 per cent of the aggregate amount of US and Institutional Firm Shares or Additional Shares to be purchased on such date, respectively, or if the Selling Shareholder shall not exercise the right described in paragraph (b) above, then this Agreement or, with respect to the Subsequent Closing Date, the obligation of the Underwriters to purchase Additional Shares on the Subsequent Closing Date, as the case may be, shall terminate.

(d)   Nothing contained herein shall relieve a defaulting Underwriter of any liability it may have to the Selling Shareholder or any non-defaulting Underwriter for damages caused by its default.

(e)   For the avoidance of doubt, other than paragraph (c) of this clause 10, nothing contained in this clause 10 is intended to derogate from the obligation of the Underwriters to purchase the Default Shares pursuant to clause 2(d) hereof.

11.   TERMINATION; SURVIVAL

11.1   The Joint Global Co-ordinators may terminate this Agreement by notice to the Company and the Selling Shareholder, after consultation with the Selling Shareholder, at any time prior to the First Closing Date, or in the case of the Additional Shares, prior to the Subsequent Closing Date (if any), if there has been, occurred, since the time of execution of this Agreement, (i) any material adverse change, or any development involving a prospective material adverse change, in the condition (financial or otherwise), business, properties, management, shareholders' equity or results of operations of the Group[, except as set forth or contemplated by the Prospectuses]; (ii) a suspension or material limitation in trading in securities on or by the New York Stock Exchange or the JSE; (iii) a general moratorium on commercial banking activities in New York or South Africa declared by either the United States or New York State authorities or the authorities of the Republic of South Africa, respectively; (iv) the outbreak or escalation of hostilities involving the United States or South Africa, or the declaration by the United States or South Africa of a national emergency or war; or (v) any material adverse change, or any development involving a prospective material adverse change, in or affecting the condition, financial, economic, political or other conditions, or the exchange rates or exchange controls in South Africa or the United States; if the effect of any such event specified in this clause 11.1, in the reasonable judgment of the Joint Global Co-ordinators after consultation with the Selling Shareholder, makes it impracticable or inadvisable to proceed with the Offering or the delivery of the Sale Shares on the terms and in the manner contemplated by this Agreement and the Prospectuses.

11.2   If this Agreement is terminated pursuant to clauses 9.2, 10 or 11.1 hereof, neither the Company nor the Selling Shareholder shall then be under any liability to any Underwriter except as provided in clauses 6 and 8 hereof.

11.3   The indemnity and contribution provisions contained in clause 8 hereof and the representations, warranties and other statements of the Company, the Selling Shareholder, the Underwriters and the Global Co-ordinators contained in this Agreement shall remain operative and in full force and effect regardless of (i) any investigation made by or on behalf of any Underwriter or any person controlling any Underwriter or by or on behalf of the Company, its officers or directors or any person controlling the Company or by or on behalf of the Selling Shareholder and (ii) acceptance of and payment for any of the Sale Shares.

12. NOTICES

Any notice or notification in any form to be given under this Agreement may be delivered in person or sent by telex or facsimile promptly confirmed by a writing delivered or sent by registered mail addressed to:

in the case of the Company:

Telkom SA Limited
152 Proes Street
Pretoria 0002
The Republic of South Africa
Telex: + 27 12 311 3911
Facsimile:
Attention: Company Secretary

with a copy to:

Paul, Hastings, Janofsky & Walker LLP
75 East 55th Street
New York, NY 10022
USA
Telephone: +1 212 318 6000
Facsimile: +1 212 319 4090
Attention: Daniel G. Bergstein, Esq.
Marie Censoplano, Esq.

and a further copy to:

Werksmans Inc.
155 – 5th Street
Sandown
Sandton
2196
Republic of South Africa
Telephone: +27 11 535 8000
Facsimile: +27 11 535 8600
Attention: Chairman

in the case of the Selling Shareholder

The Minister for Communications of South Africa
Department of Communications
Ministry of Communications
Nkululeko House
iPariol: Office Park
399 Duncan Street
Hatfield
Pretoria 0001
Republic of South Africa

Fax Number: + 27 12 427 8026
Telephone: + 27 12 427 8511
Attn: The Minister

with a copy to:

The Minister for Public Enterprises
of South Africa
Department of Public Enterprises
Suite 401
Infotech Building
1090 Arcadia Street
Hatfield
Pretoria 0083
Republic of South Africa
Fax Number: + 27 12 342 7226
Telephone: + 27 12 431 1128

with a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP
One Canada Square
Canary Wharf
London E14 5DS
England
Telephone: +44 207 519 7000
Facsimile: +44 207 519 7070
Attention: Adrian J.S. Deitz, Esq.
                  Scott V. Simpson, Esq.

and a further copy to:

Edward Nathan & Friedland (Pty) Ltd
2 Maude Street
Sandton
2196
Republic of South Africa
Telephone: +27 11 269 7600
Facsimile: +27 11 269 7899
Attention: Michael Katz, Esq.

in the case of the Underwriters:

Deutsche Bank AG London
Facsimile: +44

Attention:

J.P. Morgan Securities Ltd.
Facsimile: + 44 207 325 8168
Attention: Equity Syndicate Desk

with a copy to:

Freshfields Bruckhaus Deringer
65 Fleet Street
London EC4Y 1HS
England
Telephone: +44 207 936 4000
Facsimile: +44 207 832 7001
Attention: Sarah C. Murphy, Esq.

Any such notice shall take effect, in the case of delivery, at the time of delivery and, in the case of telex or facsimile, at the time of receipt.

13. MISCELLANEOUS

13.1   This Agreement shall constitute a binding agreement of the Company, the Selling Shareholder and each of the Underwriters upon its execution and delivery by the Company, the Selling Shareholder and the Joint Global Co-ordinators.

13.2   Time shall be of the essence of this Agreement.

13.3   This Agreement may be executed in any number of counterparts, all of which, taken together, shall constitute one and the same agreement and any party may enter into this Agreement by executing a counterpart.

13.4   This Agreement shall inure solely to the benefit of and be binding upon the parties hereto and, to the extent provided in clause 8, their respective officers and directors and any controlling persons referred to in clause 8 hereof and their respective successors and permitted assigns. Nothing in this Agreement is intended or shall be construed to give any other person any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision contained herein. No purchaser of Sale Shares from any Underwriter shall be deemed to be a successor or assign merely by reason of such purchase.

13.5   This document contributes to the sole record of the Agreement between the parties in regard to the subject matter thereof. No party shall be bound by any express or implied term, representation, warranty, promise or the like, not recorded herein. No amendment or waiver of any provision of this Agreement, nor any consent or approval to any departure therefrom, shall in any event be effective unless the same shall be in writing and signed by the parties hereto.

13.6   Any action by the Underwriters hereunder may be taken by the Joint Global Co-ordinators on behalf of the Underwriters, and any such action taken by the Joint Global Co-ordinators shall be binding upon the Underwriters.

13.7   If any clause or term of this Agreement should be invalid, unenforceable or illegal, then the remaining terms and provisions of this Agreement shall be deemed to be severable therefrom and shall continue in full force and effect unless such invalidity, unenforceability or illegality goes to the root of this Agreement.

14.   GOVERNING LAW AND JURISDICTION

14.1   Except as set forth in clause 14.2 below, this Agreement is governed by and shall be construed in accordance with the laws of the State of New York.

14.2   The provisions of this Agreement set forth in subclauses (a) and (b) of this clause 14.2 (collectively referred to as the *South African Law Governed Provisions*) are governed by and shall be construed in accordance with the laws of the Republic of South Africa:

(a)   provisions of this Agreement to the extent they relate to the South African Retail Offering; and

(b)   the provisions of this Agreement to the extent such provisions are applied in relation to the JSE Prospectus, the Summary Prospectus, the South African Retail Documents or to the offering to institutional investors in South Africa.

14.3   Each of the parties hereto irrevocably (a) agrees that any legal suit, action or proceeding (together referred to as *Proceedings*) against the Company or the Selling Shareholder brought by any Underwriter or by any person who controls any Underwriter arising out of or based upon this Agreement or the transactions contemplated hereby may be instituted in any court in the Republic of South Africa, (b) waives, to the fullest extent it may effectively do so, any objection which it may now or hereafter have to the laying of venue of any such Proceeding and (c) submits to the non-exclusive jurisdiction of such courts in any such Proceeding. Each of the Selling Shareholder and the Company hereby waives with respect to this Agreement any right to claim sovereign immunity from jurisdiction or execution and any similar defence, and irrevocably consents to the giving of any relief or the issue of any process, including, without limitation, the making, enforcement or execution against any property whatsoever (irrespective of its use or intended use) of any order or judgment made or given in connection with any Proceedings.

14.4   Each of the parties hereto irrevocably further (a) agrees that any Proceedings against the Company or the Selling Shareholder brought by any Underwriter or by any person who controls any Underwriter arising out of or based upon this Agreement (other than the South African Law Governed Provisions) may be instituted in any court in the State of New York, (b) waives, to the fullest extent it may effectively do so, any objection which it may now or hereafter have to the laying of venue of any such Proceeding and (c) submits to the non-exclusive jurisdiction of such courts in any such Proceeding. To the extent that any party hereto (including assignees of any party's rights or obligations under this Agreement) may be entitled, in any New York court, to claim for itself or its revenues, assets or properties, sovereign immunity from service of process, from suit, from the jurisdiction of any court, from attachment in aid of execution or enforcement of a judgment (interlocutory or final), or from any other legal process, and to the extent that, in any such jurisdiction there may be attributed such a sovereign immunity (whether claimed or not), each party hereto irrevocably agrees not to claim, and hereby irrevocably waives, such sovereign immunity. Without limiting the generality of the foregoing, each of the Selling Shareholder and the Company agrees that the waivers set forth in this Section 14.4 shall have the fullest scope permitted under the Foreign Sovereign Immunities Act of 1976 of the United States and are intended to be irrevocable for purposes of such act.

14.5   The Selling Shareholder hereby appoints [Ms. Thami Ngwevela, Consul-General of the Republic of South Africa, at 333 East 38th Street, New York, NY 10016, USA, and her successors], as its authorized agent (the *Selling Shareholder Authorized Agent*), to accept on its behalf service of any Proceedings arising out of or based upon the New York Law Governed Provisions of this Agreement. Such appointment shall be irrevocable, except that, if for any reason, [Ms. Ngwevela] shall cease to be able to act as the Selling Shareholder Authorized Agent or shall cease to have an address in the United States, the Selling Shareholder shall appoint another person in the United States as its authorized agent.   The Selling Shareholder represents and warrants that the Selling Shareholder Authorized Agent has agreed to act as such agent for service of process and agrees to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect as aforesaid. Service of Process upon the Selling Shareholder Authorized Agent and written notice of such service to the Selling Shareholder shall be deemed, in every respect, effective service of process upon the Selling Shareholder.

14.6   The Company hereby appoints CT Corporation Systems as its authorized agent (the *Company Authorized Agent*), to accept on its behalf service of any Proceedings arising out of or based upon the New York Law Governed Provisions of this Agreement. Such appointment shall be irrevocable, except that, if for any reason, CT Corporation Systems shall cease to be able to act as the Company Authorized Agent or shall cease to have an address in the United States, the Company shall appoint another person in the United States as its authorized agent. The Company represents and warrants that the Company Authorized Agent has agreed to act as such agent for service of process and agrees to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect as aforesaid. Service of process upon the Company Authorized Agent and written notice of such service to the Company shall be deemed, in every respect, effective service of process upon the Company.

14.7   In respect of any judgment or order given or made for any amount due hereunder that is expressed and paid in a currency (the *Judgment Currency*) other than United States dollars, the Company and the Selling Shareholder will indemnify each Underwriter against any loss incurred by such Underwriter as a result of any variation as between (i) the rate of exchange at which the United States dollar amount is converted into the Judgment Currency for the purpose of such judgment or order and (ii) the spot rate of exchange in New York, New York, at which the Underwriter on the date of payment of such judgment or order is able to purchase U.S. dollars with the amount of Judgment Currency actually received by the Underwriter. If the U.S. dollars so purchased are greater than the amount originally due to such Underwriter hereunder, such Underwriter agrees to pay to the Company or the Selling Shareholder, as the case may be, an amount equal to the excess of the U.S. dollars so purchased over the amount originally due to such Underwriter hereunder. The foregoing indemnity shall constitute a separate and independent obligation of the Company, the Selling Shareholder and the Underwriters, as the case may be, and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term "rate of exchange" shall include any premiums and costs of exchange payable in connection with the purchase of or conversion into United States dollars.

IN WITNESS of which this Agreement has been executed on the date written above.

Yours faithfully,

Telkom SA Limited

By:

The Republic of South Africa

By:

For: Deutsche Bank AG London

By:

For: J.P. Morgan Securities Ltd.

By:

For: The Underwriters

By: Deutsche Bank AG London/ J.P. Morgan Securities Ltd.

SCHEDULE 1

THE UNDERWRITERS

Underwriter	# of US & Institutional Firm Shares
Deutsche Bank AG London	
J.P. Morgan Securities Ltd.	
Salomon Smith Barney	
UBS AG, acting through its business group UBS Warburg	
Barnard Jacobs Mellet Holdings Limited	
HSBC Bank plc	
Investec Bank Limited	
Standard Corporate and Merchant Bank, a division of The Standard Bank of South Africa Limited	
African Harvest Capital (Proprietary) Limited	0
Mazwai Securities (Proprietary) Limited	0
Wipcapital (Proprietary) Limited/Legae Securities (Proprietary) Limited	0
Total:	

SCHEDULE 2

GOVERNMENT INFORMATION

[to be provided]

SCHEDULE 3

INVOLVED AFFILIATES

[to be provided]

SCHEDULE 4

SOUTH AFRICAN RETAIL OFFERING DOCUMENTS

[subject to finalization]

- Leaflet explaining registration procedure

- Subscription Form

- Educational Leaflets

- Translations of the Summary Prospectus

- Response letter of the Selling Shareholder confirming the registration

SCHEDULE 5

SUBSIDIARIES

Telkom Directory Services (Proprietary) Limited
Swiftnet (Proprietary) Limited
Intekom (Proprietary) Limited
Telkom Communications International (Proprietary) Limited
Q-Trunk (Proprietary) Limited
Vodacom Group (Proprietary) Limited
Vodacom (Proprietary) Limited
Vodacom International Holdings (Proprietary) Limited
Vodacom Service Provider Company (Proprietary) Limited
Vodacom International Limited (Mauritius)
Vodacom Tanzania Limited
Vodacom Congo (R.D.C.) S.P.R.L.
Vodacom Mozambique (VM S.A.R.L.)
Vodacom Lesotho (Proprietary) Limited

SCHEDULE 6

UNDERWRITER INFORMATION [SUBJECT TO UPDATE]

WITH RESPECT TO THE JSE PROSPECTUS

the names of the Underwriters on the front cover page;

(a)   the names and addresses included under the captions "Joint Lead Sponsors", "Joint Global Co-ordinators" and "Joint Global Co-ordinators Consortium Members" on the inside back cover page;

(b)   the names of the Underwriters in the table on page 187;

(c)   the text of the fourth paragraph on page 187;

(d)   the text of the seventh paragraph on page 188;

WITH RESPECT TO THE PRELIMINARY PROSPECTUS AND THE US PROSPECTUS

(a)   the names of the Underwriters on the front cover page;

(b)   the names of the Underwriters in the first table on page 187;

(c)   the text of the third paragraph on page 187;

(d)   the text of the eighth paragraph on page 188;

(e)   the names and addresses included under the captions "Joint Global Co-ordinators" and "Joint Global Co-ordinators Consortium Members" on the inside back cover page; and

(f)   the names of the Joint Global Co-ordinators on the back cover page.

SCHEDULE 7

OVER-ALLOTMENT OPTION EXERCISE NOTICE

[To be provided]

Dated [4] March 2003

TELKOM SA LIMITED

● ordinary shares of nominal value 10 Rand each

UNDERWRITING AGREEMENT

CONTENTS